As filed with the Securities and Exchange Commission on October 15, 2001

Registration No. 333-68710

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

____________________

SCHOOL SPECIALTY, INC.
(Exact name of Registrant as specified in its charter)
W6316 Design Drive
Greenville, Wisconsin 54942
Wisconsin	(920) 734-2756	39-0971239
(State or other jurisdiction	(Address, including zip code,	(I.R.S. Employer
of incorporation or organization)	and telephone number, including area code,	Identification No.)
of Registrant's principal executive offices)

Daniel P. Spalding
Mary M. Kabacinski
School Specialty, Inc.
W6316 Design Drive
Greenville, Wisconsin 54942
(920) 734-2756
(Name, address, including zip code, and telephone number, including area code, of agent, for service)

COPIES TO: Larry D. Lieberman Godfrey & Kahn, S.C. 780 North Water Street Milwaukee, Wisconsin 53202 (414) 273-3500

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after this Registration Statement is declared effective.

      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

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TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	AMOUNT TO BE REGISTERED	PROPOSED MAXIMUM OFFERING PRICE PER UNIT (1)	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE (1)	AMOUNT OF REGISTRATION FEE

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6% Convertible Subordinated Notes due 2008 Common Stock, $0.001 par value	$149,500,000 (3)	114.25% (3)	$170,803,750 (3)	$42,700.94 (2) (4)

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(1)    Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) on the basis of the average of the bid and asked prices of the Notes on the PORTAL system on August 27, 2001.

(2)    Paid on August 30, 2001.

(3)    Includes 4,629,916 shares of Common Stock issuable upon conversion of the Notes at a conversion price of $32.29 per share. Pursuant to Rule 416 under the Securities Act, such number of shares of Common Stock registered hereby shall include an indeterminate number of shares of Common Stock that may be issued in connection with a stock split, stock dividend, recapitalization or similar event.

(4)    Pursuant to Rule 457(i), there is no additional filing fee with respect to the shares of Common Stock issuable upon conversion of the notes because no additional consideration will be received in connection with the exercise of the conversion privilege.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

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PROSPECTUS

[Graphic Omitted]

$149,500,000

School Specialty, Inc.
6% Convertible Subordinated Notes due 2008
and
The Common Stock Issuable Upon Conversion Thereof

        This prospectus relates to

    $149,500,000 aggregate principal amount of 6% convertible subordinated notes due 2008 of School Specialty, Inc., a Wisconsin corporation, and the shares of our common stock, par value $0.001 per share, issuable upon conversion of the notes.

        We originally issued the notes on July 30, 2001 and August 2, 2001. The initial purchasers resold the notes to qualified institutional buyers in accordance with Rule 144A under the Securities Act and outside the United States in accordance with Regulation S under the Securities Act. The notes and the common stock that are offered for resale in this prospectus are offered for the accounts of their current holders, to whom we refer as the selling securityholders.

        Interest on the notes is payable on February 1 and August 1 of each year, beginning on February 1, 2002. The notes are convertible by holders into shares of our common stock at a conversion price of $32.29 per share (subject to adjustment in certain events) at any time following issuance of the notes, unless we previously have redeemed or repurchased the notes or unless the notes previously have matured. Our common stock is quoted on the Nasdaq National Market under the symbol "SCHS." The last reported price of our common stock on October 10, 2001 was $30.91 per share.

        The notes will mature on August 1, 2008. We may redeem some or all of the notes at any time after August 5, 2004. The redemption prices are described under the caption "Description of Notes-Optional Redemption."

        The notes will be our unsecured obligations and will be subordinated in right of payment to all of our senior indebtedness. Under certain circumstances, holders of the notes will have the right to require us to repurchase the notes at the prices described in this prospectus.

        We will not receive any of the proceeds from sales of the notes or the shares of common stock by the selling securityholders. The notes and shares of common stock may be offered in negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices. In addition, the shares of common stock may be offered from time to time through ordinary brokerage transactions on the Nasdaq National Market. See "Plan of Distribution." The selling securityholders may be deemed to be "underwriters" as defined in the Securities Act. If the selling securityholders use any broker-dealers, any commissions paid to broker-dealers and, if broker-dealers purchase any notes or shares as principals, any profits received by such broker-dealers on the resale of the notes or shares of common stock, may be deemed to be underwriting discounts or commissions under the Securities Act. In addition, any profits realized by the selling securityholders may be deemed to be underwriting commissions.

        Investing in the notes or shares of common stock involves certain risks. See "Risk Factors" beginning on page 5.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus is dated October 17, 2001

        You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not, and the selling securityholders are not, making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

        Some of the statements included or incorporated by reference in this prospectus are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" sections of our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q that are incorporated by reference in this prospectus, including, without limitation, statements with respect to growth plans and projected revenues, operating profits, earnings and costs. In addition, we may make forward-looking statements in future filings with the SEC, and in written material, press releases and oral statements issued by or on behalf of us. Forward-looking statements also include statements regarding the intent, belief or current expectations of School Specialty or its officers. Forward-looking statements include statements preceded by, followed by or that include forward-looking terminology such as "may," "will," "should," "believes," "expects," "anticipates," "estimates," "continues" or similar expressions.

        It is important to note that our actual results could differ materially from those anticipated in these forward-looking statements depending on various important factors. These important factors include the matters set forth in the "Risk Factors" section of this prospectus.

        All forward-looking, statements included in this prospectus are based on information available to us on the date hereof. We do not undertake to update any forward-looking statements that may be made by or on behalf of us, in this prospectus or otherwise.

SUMMARY

        This summary highlights information contained elsewhere or incorporated by reference in this prospectus. This is not intended to be a complete description of the matter covered in this prospectus and is subject to and qualified in its entirety by reference to the more detailed information and financial statements (including the notes thereto) incorporated by reference in this prospectus. Unless the context otherwise requires, references to "we," "us" and "School Specialty" are to School Specialty, Inc. and its consolidated subsidiaries. Our fiscal year ends on the last Saturday in April of each year. In this prospectus, we refer to fiscal years by reference to the calendar year in which they end (e.g., the fiscal year ended April 28, 2001 is referred to as "fiscal 2001"). Note that fiscal 2000 had 53 weeks, while all other fiscal years reported and referenced represent 52 weeks.

Company Overview

        School Specialty is the largest direct marketing company for supplemental educational supplies to schools and teachers for pre-kindergarten through twelfth grade ("preK-12") in the United States. We operate the industry's only national distribution network and currently hold approximately a 13% market share of the $6.2 billion supplemental educational supply market. We offer more than 80,000 items, mail over 38 million catalogs annually and have developed both an on-line education portal and an e-commerce website. Our broad product range enables us to provide customers with one source for virtually all of their supplemental educational supply needs. Our leading market position has been achieved by emphasizing high-quality products, superior order fulfillment and exceptional customer service. As a result, we have been able to establish relationships with virtually all of the country's preK-12 schools and reach nearly all of the country's teachers.

        We recognize that educational supply procurement decisions are made at the district and school levels by administrators as well as at the classroom level by teachers and curriculum specialists. As a result, we have created an innovative multi-channel sales and marketing strategy enabling us to market our products to the various levels of buyers within the education market.

        The "traditional" or "top down" approach targets school districts and school administrators through our traditional sales force of over 300 professionals, the School Specialty general supply catalog and the JuneBox.com portal, a B2B (business to business) education portal.

        The "specialty" or "bottom up" approach targets the classroom level decision-makers through our specialty sales force of over 50 professionals and through our catalogs featuring seven of our specialty brands as well as the ClassroomDirect.com catalog and website, which is a B2T (business to teacher) website. Our other specialty catalogs include Childcraft, Sax Arts and Crafts, Sportime and Teacher's Video. The specialty businesses offer more specialized products for individual disciplines. Many of these products are proprietary to our specialty brands.

        We believe most of our brands hold the leading market position in their respective categories. We have also solidified this leading market position by acquiring companies which have expanded our geographic presence and product offering. The critical mass we have achieved allows us to benefit from increased buying power while leveraging our national distribution network and sales force to operate more efficiently.

        We have grown significantly in recent years through both acquisitions and internal growth. From fiscal 1997 through fiscal 2001, our revenues increased from $191.7 million to $692.7 million, a compound annual growth rate, or CAGR, of 38%. In fiscal 2001, revenues increased by 8.4% from the previous fiscal year. These results reflect only a partial year of the revenues from companies we acquired during fiscal 2001. We remain focused on growth opportunities, including increasing our penetration rate and expanding in attractive regions, which would allow us to enhance our position as the number one direct marketer of supplemental educational supplies in the United States.

        School Specialty, Inc., founded in October 1959, was acquired by U.S. Office Products in May 1996. In June 1998, School Specialty was spun-off from U.S. Office Products in a tax-free transaction. Our common stock is listed on the Nasdaq National Market under the symbol "SCHS." In August 2000, we reincorporated from Delaware to Wisconsin. Our principal offices are located at W6316 Design Drive, Greenville, Wisconsin 54942, and our telephone number is (920) 734-5712. Our general website address is www.schoolspecialty.com. Information contained in any of our websites is not deemed to be a part of this prospectus.

The Offering
Issuer	School Specialty, Inc., a Wisconsin corporation.

Securities Offered	$149,500,000 aggregate principal amount of 6% Convertible Subordinated Notes due 2008.

Maturity	August 1, 2008, unless earlier redeemed, repurchased or converted.

Interest Payment Dates	February 1 and August 1 of each year, commencing on February 1, 2002.

Conversion Rights

The notes are convertible, unless previously redeemed or repurchased, at the option of the holder at any time prior to maturity, into shares of our common stock at a conversion price of $32.29 per share, subject to adjustment in certain events. See "Description of Notes-Conversion." The right to convert notes that have been called for redemption will terminate at the close of business on the business day immediately preceding the date of redemption.

Redemption at the Option of the Company

On or after August 5, 2004 at any time or from time to time, the notes may be redeemed at our option, in whole or in part, on not less than 15 nor more than 60 days' prior written notice to the holders by first class mail, in cash at the redemption prices set forth herein, plus accrued and unpaid interest to the date of redemption. See "Description of Notes-Optional Redemption."

Mandatory Redemption	None

Repurchase at the Option of Holders

Upon a designated event (a change of control or a termination of trading (each as defined)), holders of the notes will have the right, subject to certain restrictions and conditions, to require us to purchase all or any part of their notes at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest to the date of the purchase. See "Description of Notes-Repurchase at Option of Holders Upon a Designated Event" and "Risk Factors-Our ability to repurchase notes if a designated event occurs is limited."

Subordination

The notes will be our general unsecured obligations and will be subordinated in right of payment to all of our existing and future senior debt and effectively subordinated to all existing and future indebtedness and other liabilities of our subsidiaries. As of July 28, 2001, we had approximately $214.1 million of outstanding indebtedness that would have constituted senior debt, and the indebtedness and other liabilities of our subsidiaries, excluding intercompany liabilities and obligations of a type not required to be reflected on a balance sheet in accordance with generally accepted accounting principles, that would effectively have been senior to the notes were approximately $17.0 million. As of July 28, 2001, we had approximately $119.9 million of other liabilities that would have been of the same ranking as the notes. The indenture under which the notes will be issued contains no limitation on the incurrence of indebtedness and other liabilities by us or our subsidiaries. See "Description of Notes-Subordination" and "Risk Factors-The notes are subordinated to our senior debt and all the obligations of our subsidiaries."

Use of Proceeds	We will not receive any proceeds from the sale by the selling securityholders of the notes or shares of common stock. See "Use of Proceeds."

Trading

The notes will not be listed on any securities exchange or quoted on any automated quotation system. The notes initially issued in the private placement are eligible for trading in the PORTAL Market. Notes sold using this prospectus, however, will no longer be eligible for trading in the PORTAL Market. Our shares of common stock are quoted on the Nasdaq National Market under the symbol "SCHS."

RISK FACTORS

        An investment in the notes or the shares of common stock involves a number of risks. You should consider carefully the following information about these risks, together with the other information included and incorporated by reference in this prospectus, before buying notes or the shares of common stock. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, may also impair our business operations. We cannot assure you that any of the events discussed in the risk factors below will not occur. If they do, our business, financial condition or results of operations could be materially and adversely affected. In such case, the trading price of our securities could decline, and you might lose all or part of your investment.

Our business depends upon the growth of the student population and school expenditures.

        Our growth strategy and profitability depend in part on growth in the student population and expenditures per student in preK-12 schools. The level of student enrollment is largely a function of demographics, while expenditures per student are also affected by government budgets and the prevailing political and social attitudes towards education. Any significant and sustained decline in student enrollment and/or expenditures per student could have a material adverse effect on our business, financial condition and results of operations.

Our business is seasonal.

        Our educational supply businesses are highly seasonal. Because most of our customers want their school supplies delivered before or shortly after the commencement of the school year, we record most of our revenues from June to October. As a result, we usually earn more than 100% of our annual net income in the first two quarters of our fiscal year and operate at a net loss in our third and fourth fiscal quarters. This seasonality causes our operating results to vary considerably from quarter to quarter.

We have a material amount of goodwill.

        Approximately $263.2 million, or 43%, of our total assets as of July 28, 2001 represented intangible assets, the significant majority of which is goodwill. Goodwill is the amount by which the costs of an acquisition accounted for using the purchase method exceeds the fair value of the net assets we acquire. Prior to April 29, 2001, we were required to record goodwill as an intangible asset on our balance sheet and to amortize it over a period of years. We have amortized goodwill on a straight-line basis over 40 years. Even though it reduced our net income for accounting purposes, amortization of goodwill may not be deductible for tax purposes. In addition, we were required to periodically evaluate whether we can recover our remaining goodwill from the undiscounted future cash flows that we expect to receive from the operations of the acquired companies. If these undiscounted future cash flows were less than the carrying value of the associated goodwill, the goodwill would be impaired and we must reduce the carrying value of the goodwill to equal the discounted future cash flows and take the amount of the reduction as a charge against our income.

        Effective June 30, 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard ("SFAS") No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 is effective for us in the first quarter of fiscal 2003; however, we are eligible for and have elected to early adopt SFAS 142 in the first quarter of fiscal 2002. SFAS No. 142 results in goodwill no longer being amortized beginning April 29, 2001. Instead, goodwill is subject to a periodic impairment evaluation based on the fair value of the reporting unit. Reductions in our net income caused by the write-down of goodwill could materially and adversely affect our results of operations.

We depend on key suppliers and service providers.

        We depend upon a limited number of suppliers for some of our products, especially furniture and proprietary products. We also depend upon a limited number of service providers for the delivery of our products. If these suppliers or service providers are unable to provide the products or services that we require or materially increase their costs (especially during our peak season of June through October), this could impair our ability to deliver our products on a timely and profitable basis and could have a material adverse effect on our business, financial condition and results of operations. As we seek to reduce the number of our suppliers and to minimize duplicative lines as part of our business strategy, we are likely to increase our dependence on remaining suppliers.

Our business is highly competitive.

        The market for school supplies is highly competitive and fragmented. We estimate that over 3,400 companies market educational materials to schools with preK-12 as a primary focus of their business. We also face increasing competition from alternate channel marketers, including office supply superstores and office product contract stationers, that have not traditionally focused on marketing school supplies. These competitors are likely to continue to expand their product lines and interest in school supplies. Some of these competitors have greater financial resources and buying power than we do. We believe that the supplemental educational supply market will consolidate over the next several years, which is likely to increase competition in our markets and in our search for attractive acquisition candidates.

We rely heavily on key personnel.

        Our business depends to a large extent on the abilities and continued efforts of current executive officers and senior management, including Daniel P. Spalding, our Chairman and Chief Executive Officer, and David J. Vander Zanden, our President and Chief Operating Officer. We are also likely to depend heavily on the executive officers and senior management of businesses that we acquire in the future. If any of these people become unable or unwilling to continue in his or her role, or if we are unable to attract and retain other qualified employees, our business could be adversely affected. Although we have employment contracts with our executive officers, generally we do not have employment agreements with other members of our management. We do not have and do not intend to obtain key man life insurance covering any of our executive officers or other members of our management.

Our success depends upon our ability to identify and integrate acquisitions.

        Our business has grown significantly through acquisitions in recent years. Since May 1996, we have acquired 28 companies. Future growth in our revenues and earnings are enhanced by our ability to continue to acquire and successfully integrate and operate school supply companies. We cannot guarantee that we will be able to identify and acquire businesses at all or on reasonable terms. In addition, we cannot be sure that we will be able to operate the businesses that we acquire profitably or that our management and financial controls, personnel, computer systems and other corporate support systems will be adequate to manage the increased size and scope of our operations as a result of acquisitions. Managing and integrating acquired businesses may result in substantial costs, delays, or other operating or financial problems that could materially and adversely affect our financial condition and results of operations.

Our operations are dependent on our information systems.

        We believe that one of our competitive advantages is our information systems, including our proprietary PC-based customer order management system, JuneBox Off-Line. We have integrated the operations of almost all of our divisions and subsidiaries and their information systems are linked to host systems located at our headquarters in Greenville, Wisconsin and at three other locations. If any of these links becomes disrupted or unavailable, this could materially and adversely affect our business, results of operations and financial condition.

        Several of our recently-acquired divisions and/or subsidiaries use predecessor information systems. We intend to convert the information systems of these businesses to one of our host systems as soon as practicable. However, none of these businesses has a backup computer system or backup communication lines. Even though we have taken precautions to protect ourselves from events that could interrupt the operations of these businesses and intend to do so for other businesses we acquire in the future, we cannot be sure that a fire, flood or other natural disaster affecting their systems would not disable the system or prevent the system from communicating with our other businesses. The occurrence of any of these events could have a material adverse effect on our results of operations and financial condition.

We have a significant amount of leverage, which could increase over time.

        As of July 28, 2001, we had $214.1 million of bank debt outstanding. Our leverage could increase over time. Our credit facility permits us to incur additional debt under certain circumstances, and we expect to borrow under our credit facility for general corporate purposes, including working capital and for acquisitions. Our ability to meet our debt service obligations depends on our future performance. Our future performance is influenced by general economic conditions and by financial, business, and other factors affecting our operations, many of which are beyond our control. If we are unable to service our debt, we may have to delay our acquisition program, sell our equity securities, sell our assets, or restructure and refinance our debt, and our business may suffer as a result.

We do not expect to pay dividends on our common stock.

        We do not expect to pay cash dividends on our common stock in the foreseeable future. In addition, our ability to pay dividends may be restricted from time to time by the financial covenants contained in our credit agreements and debt instruments. Our current credit facility contains restrictions on, and in some circumstances may prevent, our payment of dividends.

The market price of our common stock will fluctuate and could fluctuate significantly.

        The market price of our common stock has been and is likely to continue to be highly volatile and could be subject to wide fluctuations in response to factors such as:

    actual or anticipated quarter-to-quarter variations in our operating results, changing conditions in the supplemental educational supply market, changes in earnings estimates or recommendations by analysts, and other events and factors, many of which will be outside our control.

In addition, the stock market in general, and the Nasdaq National Market in particular, recently have experienced extreme price and trading volume fluctuations. These fluctuations have resulted in volatility in the market prices of securities of companies like ours that has often been unrelated or disproportionate to changes in operating performance. These broad market fluctuations may adversely affect the market prices of the notes and our common stock.

The notes are subordinated to our senior debt and all the obligations of our subsidiaries.

        The notes are unsecured and subordinated in right of payment to all of our existing and future senior debt. As a result of such subordination, in the event of our bankruptcy, liquidation or reorganization or upon acceleration of the notes due to an event of default under the indenture and in certain other events, our assets will be available to pay obligations on the notes only after all senior debt has been paid in full in cash or other payment satisfactory to the holders of the senior debt, and there may not be sufficient assets remaining to pay amounts due on any or all of the notes then outstanding. The notes also are effectively subordinated to the liabilities, including trade payables, of our subsidiaries. The indenture does not prohibit or limit the incurrence of senior debt or the incurrence of other indebtedness and other liabilities by us or any of our subsidiaries. The incurrence of additional indebtedness and other liabilities by us or our subsidiaries could adversely affect our ability to pay our obligations on the notes. As of July 28, 2001, we had approximately $214.1 million of outstanding indebtedness that would have constituted senior debt, and the indebtedness and other liabilities of our subsidiaries, excluding intercompany liabilities and obligations of a type not required to be reflected on a balance sheet in accordance with generally accepted accounting principles, that would effectively have been senior to the notes were approximately $17.0 million. As of July 28, 2001, we had approximately $119.9 million of other liabilities that would have been of the same ranking as the notes. We anticipate that from time to time we will incur additional debt and other liabilities, including senior debt, and that from time to time our subsidiaries will incur additional debt and other liabilities. See "Description of Notes-Subordination."

        The notes are our obligations exclusively. However, since we conduct a significant portion of our operations through our subsidiaries, our cash flow and our consequent ability to service our debt, including the notes, depends in part upon the earnings of our subsidiaries and the distribution of those earnings, or upon loans or other payments of funds by those subsidiaries, to us. The payment of dividends and the making of loans and advances to us by our subsidiaries may be subject to statutory or contractual restrictions, depend upon the earnings of those subsidiaries and be subject to various business considerations.

        The indenture does not contain any financial covenants. Consequently, we are not required under the indenture to meet any financial tests, such as those that measure our working capital, interest coverage, fixed charge or net worth, in order to maintain compliance with the terms of the indenture.

Our ability to repurchase notes if a designated event occurs is limited.

        Upon the occurrence of a change of control or a termination of trading (each as defined herein), each holder of notes will have the right, at the holder's option, to require us to repurchase such holder's notes. If any such event were to occur, there can be no assurance that we would have sufficient funds to pay the repurchase price for all notes tendered by the holders of the notes. In addition, the terms of our existing or future credit or other agreements relating to indebtedness, including senior debt, may prohibit us from purchasing any notes and may also provide that a designated event, as well as certain other change of control events related to us, would constitute an event of default under such agreements. If a designated event occurs at a time when we are prohibited from purchasing notes, we could seek the consent of our then existing lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If we do not obtain such consents or repay such borrowings, we would remain prohibited from purchasing notes. In such case, our failure to purchase tendered notes would constitute a further default under the terms of other indebtedness that we have entered into or may enter into from time to time. In such circumstances, the subordination provisions in the indenture would likely restrict payments to the holders of notes.

The market for the notes is not active.

        There is no active trading market for the notes. There can be no assurance that an active market for the notes will develop or, if one does develop, that it will be maintained. If an active market for the notes fails to develop or be sustained, the trading price of the notes could be materially adversely affected.

USE OF PROCEEDS

        We will not receive any proceeds from the sale by the selling securityholders of the notes or the shares of common stock issuable upon conversion of the notes.

RATIO OF EARNINGS TO FIXED CHARGES

        The following table sets forth our ratio of earnings to fixed charges for the periods indicated:
For the Fiscal Year Ended
	Three Months (13 weeks) Ended July 28, 2001	April 28, 2001	April 29, 2000	April 24, 1999	April 25, 1998	April 26, 1997

Ratio of earnings to fixed charges	8.2x	2.3x	3.5x	2.4x	2.9x	2.4x

        Earnings consist of consolidated income from operations before income taxes, plus fixed charges less capitalized interest. Fixed charges consist of interest (expensed or capitalized), the interest portion of rental expense on capital leases and the amortization of deferred financing costs.

        All years are 52 week years, except for fiscal 2000, which had 53 weeks.

DESCRIPTION OF NOTES

        We issued the notes under an indenture dated as of July 30, 2001 between us and BNY Midwest Trust Company, as trustee. A copy of the indenture and the registration agreement referred to below is available as set forth under "Where You Can Find More Information." The following is a summary of certain provisions of the indenture and the registration agreement and does not purport to be complete. Reference should be made to all provisions of the indenture and the registration agreement, including the definitions of certain terms contained therein. Certain definitions of terms used in the following summary are set forth under "-Certain Definitions" below. As used in this section, the terms "we," "us" and "our" refer to School Specialty, Inc., but not any of our subsidiaries, unless the context requires otherwise.

General

        The notes are our general unsecured subordinated obligations, mature on August 1, 2008, and are limited to an aggregate principal amount of $149,500,000. The notes are issued in denominations of $1,000 and integral multiples of $1,000 in fully registered form. The notes are exchangeable and transfers of the notes will be registrable without charge, but we may require payment of a sum sufficient to cover any tax or other governmental charge in connection with such exchanges or transfers.

        The notes accrue interest at a rate of 6% per annum from July 30, 2001, or from the most recent interest payment date to which interest has been paid or duly provided for, and accrued and unpaid interest will be payable semi-annually in arrears on February 1 and August 1 of each year, beginning February 1, 2002. Interest will be paid to the person in whose name a note is registered at the close of business on the January 15 or July 15 (which we refer to as the "record dates") immediately preceding the relevant interest payment date. However, in the case of a note or portion of a note called for redemption on a redemption date, or repurchased in connection with a designated event (as defined below) on a repurchase date, during the period from a record date to (but excluding) the next succeeding interest payment date, accrued interest will be payable (unless such note or portion is converted) to the holder of the note or portion of a note redeemed or repurchased. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

        If we do not comply with certain deadlines set forth in the registration agreement with respect to the registration of the notes or the common stock issuable upon their conversion for resale under a shelf registration statement, holders of the notes and/or the common stock issued upon their conversion will be entitled to liquidated damages as described under "-Registration Rights" below.

        Principal of, premium, if any, interest and liquidated damages, if any, on the notes will be payable at the office or agency maintained for such purpose or, at our option, payment of interest may be made by check mailed to the holders of the notes at their respective addresses set forth in the register of holders of notes. Until otherwise designated by us, the office or agency maintained for such purpose will be the principal corporate trust office of the trustee.

Conversion

        The holders of notes will be entitled at any time on or before the close of business on the last trading day prior to the maturity date, subject to prior redemption or repurchase, to convert any notes or portions thereof (in denominations of $1,000 or multiples of $1,000) into our common stock, at the conversion price of $32.29 per share of common stock, subject to adjustment as described below.

        Except as described below, no adjustment will be made on conversion of any notes for interest or liquidated damages, if any, accrued on such notes or for dividends on any common stock issued. If notes not called for redemption are converted after a record date for the payment of interest and prior to the next succeeding interest payment date, such notes must be accompanied by funds equal to the interest and liquidated damages, if any, payable on such succeeding interest payment date on the principal amount so converted.

        We are not required to issue fractional shares of common stock upon conversion of notes and, in lieu of such fractional shares, we will pay a cash adjustment based upon the market price of the common stock on the last trading day prior to the date of conversion.

        In the case of notes called for redemption, conversion rights will expire at the close of business on the trading day preceding the date fixed for redemption, unless we default in the payment of the redemption price, in which case the conversion right will terminate at the close of business on the date such default is cured. In the event any holder exercises its right to require us to repurchase notes upon a designated event, such holder's conversion right will terminate on the close of business on the designated event offer termination date (as defined in the indenture), unless we default on the payment due upon repurchase or the holder elects to withdraw the submission of election to repurchase. See "-Repurchase at Option of Holders Upon a Designated Event."

        The right of conversion attaching to any note may be exercised by the holder by delivering the note at the specified office of a conversion agent, accompanied by a duly signed and completed notice of conversion, together with any funds that may be required. Such notice of conversion can be obtained from the trustee. Beneficial owners of interests in a global note may exercise their right of conversion by delivering to the Depository Trust Company (which we refer to as "DTC") the appropriate instruction form for conversion pursuant to DTC's conversion program. The conversion date will be the date on which the note, the duly signed and completed notice of conversion, and any funds that may be required as described above shall have been so delivered. A holder delivering a note for conversion will not be required to pay any taxes or duties payable in respect of the issue or delivery of common stock on conversion, but will be required to pay any tax or duty which may be payable in respect of any transfer involved in the issue or delivery of the common stock in a name other than the holder of the note. Certificates representing shares of common stock will not be issued or delivered unless all taxes and duties, if any, payable by the holder have been paid.

        The conversion price is subject to adjustment (under formulae set forth in the indenture) in certain events, including:

        (1) the issuance of common stock as a dividend or distribution on common stock;

        (2) certain subdivisions and combinations of the common stock;

        (3) the issuance to all or substantially all holders of common stock of certain rights or warrants to purchase common stock at a price per share less than the current market price (as defined in the indenture);

        (4) the dividend or other distribution to all holders of common stock of shares of our capital stock (other than common stock) or evidences of our indebtedness or assets (including securities, but excluding those rights, warrants, dividends and distributions referred to above or paid exclusively in cash);

        (5) dividends or other distributions consisting exclusively of cash (excluding any cash portion of distributions referred to in clause (4) or cash distributed upon a merger, share exchange or consolidation to which the succeeding paragraph applies) to all holders of common stock to the extent such distributions, combined together with:

    all such all-cash distributions made within the preceding 12 months in respect of which no adjustment has been made plus any cash and the fair market value of other consideration payable in respect of any tender offers by us or any of our subsidiaries for common stock concluded within the preceding 12 months in respect of which no adjustment has been made, exceeds 15% of our market capitalization (being the product of the then current market price of the common stock times the number of shares of common stock then outstanding) on the record date for such distribution; and

        (6) the purchase of common stock pursuant to a tender offer made by us or any of our subsidiaries to the extent that the aggregate consideration, together with any cash and the fair market value of any other consideration payable in any other tender offer expiring within 12 months preceding such tender offer in respect of which no adjustment has been made plus the aggregate amount of any such all-cash distributions referred to in clause (5) above to all holders of common stock within the 12 months preceding the expiration of such tender offer in respect of which no adjustments have been made, exceeds 15% of our market capitalization on the expiration of such tender offer.

        We may, instead of making any required adjustment in the conversion price under clause (4) or (5), make proper provision so that each holder of notes who converts a note shall be entitled to receive upon conversion, in addition to the shares of common stock, the amount and kind of distributions that the holder would have been entitled to receive if the holder had converted the note immediately prior to the date fixed for determining the shareholders entitled to receive the distribution and, in the case of clause (5), interest accrued as a consequence of the investment, in U.S. Government obligations with a maturity of not more than three months, of the cash amount that the holder would have been so entitled to receive.

        In the case of:

    any reclassification or change of our common stock or
    a consolidation, merger, share exchange or combination involving us or a sale or conveyance to another corporation of our property and assets as an entirety or substantially as an entirety,

in each case as a result of which holders of our common stock will be entitled to receive stock, other securities, other property or assets (including cash) with respect to or in exchange for our common stock, the holders of the notes then outstanding will be entitled thereafter to convert such notes into the kind and amount of shares of stock, other securities or other property or assets, which they would have owned or been entitled to receive upon such reclassification, change, consolidation, merger, share exchange, combination, sale or conveyance had such notes been converted into common stock immediately prior to such reclassification, change, consolidation, merger, share exchange, combination, sale or conveyance (assuming, in a case in which our shareholders may exercise rights of election, that a holder of notes would not have exercised any rights of election as to the stock, other securities or other property or assets receivable in connection therewith and received per share the kind and amount received per share by a plurality of non-electing shares). Certain of the foregoing events may also constitute or result in a designated event requiring us to offer to repurchase the notes. See "-Repurchase at Option of Holders Upon a Designated Event."

        In the event of a taxable distribution to holders of common stock, or other transaction, that results in any adjustment of the conversion price, the holders of notes may, in certain circumstances, be deemed to have received a distribution subject to United States income tax as a dividend; in certain other circumstances, the absence of such an adjustment may result in a taxable dividend to the holders of our common stock. See "Certain United States Federal Income Tax Considerations."

        We may, from time to time, to the extent permitted by law, reduce the conversion price of the notes by any amount for any period of at least 20 days, in which case we shall give at least 15 days' notice of such decrease, if our board of directors has made a determination that such decrease would be in our best interests, which determination will be conclusive. We may, at our option, make such reductions in the conversion price, in addition to those set forth above, as our board of directors deems advisable to avoid or diminish any income tax to holders of common stock resulting from any dividend or distribution of stock or rights to acquire stock or from any event treated as such for income tax purposes. See "Certain United States Federal Income Tax Considerations."

        No adjustment in the conversion price will be required unless such adjustment would require a change of at least 1% of the conversion price then in effect; provided that any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. Except as stated above, the conversion price will not be adjusted for the issuance of common stock or any securities convertible into or exchangeable for common stock or carrying the right to purchase any of the foregoing.

Subordination

        The payment of principal of, premium, if any, interest and liquidated damages, if any on the notes is subordinated in right of payment, as set forth in the indenture, to the prior payment in full in cash or other payment satisfactory to our senior debt holders of all of our senior debt, whether outstanding on the date of the indenture or thereafter incurred. Upon any distribution to creditors in our liquidation or dissolution or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to us or our property, an assignment for the benefit of creditors or any marshaling of our assets and liabilities, the holders of our senior debt will be entitled to receive payment in full in cash or other payment satisfactory to them of all obligations in respect of such senior debt before the holders of notes will be entitled to receive any payment with respect to the notes.

        In the event of any acceleration of the notes because of an event of default, the holders of our senior debt then outstanding will be entitled to payment in full in cash or other payment satisfactory to them of all obligations in respect of such senior debt before the holders of the notes are entitled to receive any payment or distribution in respect of the notes. If payment of the notes is accelerated because of an event of default, we or the trustee will promptly notify the holders of our senior debt or the trustee(s) for such senior debt of the acceleration.

        No payment on account of principal of, redemption of, interest and liquidated damages, if any on or any other amounts due on the notes, including, without limitation, any designated event payment, and no redemption, repurchase or other acquisition of the notes may be made unless full payment of amounts then due on all of our senior debt has been made or duly provided for pursuant to the terms of the instrument governing such senior debt, and at the time of, or immediately after giving effect to, any such payment, redemption, repurchase or other acquisition, there does not exist under any senior debt or any agreement pursuant to which any senior debt has been issued any default which shall not have been cured or waived and which shall have resulted in the full amount of such senior debt being declared due and payable.

In addition, the indenture provides that if any of the holders of our designated senior debt provide notice (which we refer to as a "payment blockage notice") to us and the trustee that a default has occurred giving the holder of such designated senior debt the right to accelerate the maturity thereof, no payment on the notes and no repurchase, redemption or other acquisition of the notes will be made for the period ending on the earlier of the date on which such event of default shall have been cured or waived and
    180 days from the date the payment blockage notice is received.

Notwithstanding the foregoing (but subject to the provisions described above), unless the holders of such designated senior debt or the representative of such holder shall have accelerated the maturity of such designated senior debt, we may resume payments on the notes after the end of such blockage period. Not more than one payment blockage notice may be given in any consecutive 365-day period, irrespective of the number of defaults with respect to designated senior debt during such period.

        By reason of the subordination provisions described above, in the event of our liquidation or insolvency, holders of our senior debt may receive more, ratably, and holders of the notes may receive less, ratably, than our other creditors. Such subordination will not prevent the occurrences of any event of default under the indenture.

        The notes are our obligations exclusively. However, since a substantial portion of our operations are conducted through subsidiaries, our cash flow and our consequent ability to service our debt, including the notes, are dependent upon the earnings of our subsidiaries and the distribution of those earnings to, or upon loans or other payments of funds by those subsidiaries to, us. The payment of dividends and the making of loans and advances to us by our subsidiaries may be subject to statutory or contractual restrictions, are dependent upon the earnings of those subsidiaries and are subject to various business considerations.

        Our right to receive assets of any of our subsidiaries upon its liquidation or reorganization (and the consequent right of the holders of the notes to participate in those assets) will be effectively subordinated to the claims of that subsidiary's creditors (including trade creditors), except to the extent that we are ourselves recognized as a creditor of such subsidiary, in which case our claims would still be subordinate to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by us.

        As of July 28, 2001, we had approximately $214.1 million of outstanding indebtedness that would have constituted senior debt, and the indebtedness and other liabilities of our subsidiaries (excluding intercompany liabilities and obligations of a type not required to be reflected on the balance sheet of such subsidiary in accordance with GAAP) that would effectively have been senior to the notes were approximately $17.0 million. As of July 28, 2001, we had approximately $119.9 million of other liabilities that would have been of the same ranking as the notes. The indenture will not limit the amount of additional indebtedness, including senior debt, that we can create, incur, assume or guarantee, nor will the indenture limit the amount of indebtedness and other liabilities that any subsidiary can create, incur, assume or guarantee.

        In the event that, notwithstanding the foregoing, the trustee or any holder of notes receives any payment or distribution of our assets of any kind in contravention of any of the terms of the indenture, whether in cash, property or securities, including by way of set-off or otherwise, in respect of the notes before all of our senior debt is paid in full in cash or other payment satisfactory to the holders of such senior debt, then such payment or distribution will be held by the recipient in trust for the benefit of holders of our senior debt, and will be immediately paid over or delivered to the holders of our senior debt or their representatives to the extent necessary to make payment in full in cash or other payment satisfactory to such holders of all senior debt remaining unpaid, after giving effect to any concurrent payment or distribution, or provision therefor, to or for the holders of our senior debt.

Optional Redemption

        On or after August 5, 2004, the notes may be redeemed at our option, in whole or from time to time in part, on not less than 15 nor more than 60 days' prior written notice to the holders by first class mail, at the following redemption prices (expressed as percentages of the principal amount) if redeemed during the 12-month period beginning August 1 of each year indicated (August 5 with respect to 2004), plus accrued and unpaid interest and liquidated damages, if any, to the date fixed for redemption:

Redemption
Year	Price
2004	103.43%
2005	102.57%
2006	101.71%
2007	100.00%

and 100% at August 1, 2008.

Selection and Notice

        If less than all the notes are to be redeemed at any time, selection of notes for redemption will be made by the trustee in compliance with the requirements of the principal national securities exchange, if any, on which the notes are listed or, if the notes are not so listed, on a pro rata basis by lot or by any other method that the trustee considers fair and appropriate. The trustee may select for redemption a portion of the principal of any note that has a denomination larger than $1,000. Notes and portions thereof will be redeemed in the amount of $1,000 or integral multiples of $1,000. The trustee will make the selection from notes outstanding and not previously called for redemption; provided that if a portion of a holder's notes are selected for partial redemption and such holder converts a portion of such notes, such converted portion will be deemed to be taken from the portion selected for redemption.

        Provisions of the indenture that apply to the notes called for redemption also apply to portions of the notes called for redemption. If any note is to be redeemed in part, the notice of redemption will state the portion of the principal amount to be redeemed. Upon surrender of a note that is redeemed in part only, we will execute and the trustee will authenticate and deliver to the holder a new note equal in principal amount to the unredeemed portion of the note surrendered.

        On and after the redemption date, unless we default in the payment of the redemption price, interest and liquidated damages, if any, will cease to accrue on the principal amount of the notes or portions of notes called for redemption and for which funds have been set apart for payment. In the case of notes or portions of notes redeemed on a redemption date which is also a regularly scheduled interest payment date, the interest payment due on such date will be paid to the person in whose name the note is registered at the close of business on the relevant record date.

        The notes are not entitled to any sinking fund.

Repurchase at Option of Holders Upon a Designated Event

        Upon the occurrence of a designated event, each holder of notes will have the right to require us to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000) of such holder's notes pursuant to the offer described below (which we refer to as the "designated event offer") at an offer price in cash equal to 100% of their aggregate principal amount plus accrued and unpaid interest and liquidated damages, if any, on such notes to the date of purchase (which we refer to as the "designated event payment"). Within 20 days following any designated event, we will mail a notice to each holder describing the transactions that constitute the designated event and offering to repurchase notes pursuant to the procedures required by the indenture and described in such notice.

        We will comply with the requirements of Rule 14e-l under the Securities Exchange Act of 1934 and any other securities laws and regulations to the extent such laws and regulations are applicable in connection with the repurchase of the notes as a result of a designated event. Rule 13e-4 under the Securities Exchange Act requires, among other things, the dissemination of certain information to security holders in the event of an issuer tender offer and may apply in the event that the repurchase option becomes available to holders of the notes. We will comply with this rule to the extent applicable at that time.

        On the date specified for termination of the designated event offer, we will, to the extent lawful,

    accept for payment all notes or portions thereof properly tendered pursuant to the designated event offer, deposit with the paying agent an amount equal to the designated event payment in respect of all notes or portions thereof so tendered and deliver or cause to be delivered to the trustee the notes so accepted together with an officers' certificate stating the aggregate principal amount of notes or portions thereof being purchased by us.

        On the date specified for payment of the designated event payment (which we refer to as the "designated event payment date"), the paying agent will promptly mail to each holder of notes so accepted the designated event payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each such new note will be in a principal amount of $1,000 or an integral multiple thereof.

        The foregoing provisions would not necessarily afford holders of the notes protection in the event of highly leveraged or other transactions involving us that may adversely affect holders.

        The right to require us to repurchase notes as a result of a designated event could have the effect of delaying, deferring or preventing a change of control or other attempts to acquire control of us unless arrangements have been made to enable us to repurchase all the notes at the designated event payment date. Consequently, this right may render more difficult or discourage a merger, consolidation or tender offer (even if such transaction is supported by our board of directors or is favorable to the shareholders), the assumption of control by a holder of a large block of our shares and the removal of incumbent management.

        Except as described above with respect to a designated event, the indenture does not contain provisions that permit the holders of the notes to require us to repurchase or redeem the notes in the event of a takeover, recapitalization or similar restructuring. Subject to the limitation on mergers and consolidations described below, we, our management or our subsidiaries could in the future enter into certain transactions, including refinancings, certain recapitalizations, acquisitions, the sale of all or substantially all of our assets, liquidation or similar transactions, that would not constitute a designated event under the indenture, but that would increase the amount of our senior debt or other indebtedness outstanding at such time or substantially reduce or eliminate our assets.

        The terms of our existing or future credit or other agreements relating to indebtedness, including senior debt, may prohibit us from purchasing any notes and may also provide that a designated event, as well as certain other change of control events related to us, would constitute an event of default under such agreements. If a designated event occurs at a time when we are prohibited from purchasing notes, we could seek the consent of our then-existing lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If we do not obtain such a consent or repay such borrowings, we would remain prohibited from purchasing notes. In such case, our failure to purchase tendered notes would constitute an event of default under the indenture, which may, in turn, constitute a further default under the terms of other indebtedness that we have entered into or may enter into from time to time. In such circumstances, the subordination provisions in the indenture would likely restrict payments to the holders of notes.

        A "designated event" will be deemed to have occurred upon a change of control or a termination of trading.

        A "change of control" will be deemed to have occurred when:

    any "person" or "group" (as such terms are used in Section 13(d) and 14(d) of the Securities Exchange Act) is or becomes the "beneficial owner" (as defined in Rule 13d-3 and 13d-5 under the Securities Exchange Act) of shares representing more than 50% of the combined voting power of our then outstanding voting stock;
    we consolidate with or merge into any other corporation, any other corporation merges into us, or we effect a share exchange, and, in the case of any such transaction, our outstanding common stock is reclassified into or exchanged for any other property or security, unless our shareholders immediately before such transaction own, directly or indirectly immediately following such transaction, at least a majority of the combined voting power of the then outstanding voting stock of the corporation resulting from such transaction in substantially the same respective proportions as their ownership of our voting stock immediately before such transaction;
    we, or we and our subsidiaries taken as a whole, sell, assign, convey, transfer or lease all or substantially all of our assets, or our assets and those of our subsidiaries taken as a whole, as applicable (other than to one or more of our wholly-owned subsidiaries); or
    any time our continuing directors do not constitute a majority of our board of directors (or, if applicable, a successor corporation to us).

However, a change of control under the first three bullet points above will not be deemed to have occurred if the daily market price per share of common stock for any five trading days within the period of 10 consecutive trading days ending immediately after the later of the change of control or the public announcement of the change of control (in the case of a change of control under the second and third bullet above) shall equal or exceed 110% of the conversion price of the notes in effect on the date of the change of control or the public announcement of change of control, as applicable, or at least 90% of the consideration (excluding cash payments for fractional shares) in the transaction or transactions constituting the change of control consists of shares of common stock that are, or upon issuance will be, traded on the New York Stock Exchange or quoted on the Nasdaq National Market.

        The definition of change of control includes a phrase relating to the sale, assignment, lease, transfer or conveyance of "all or substantially all" of our assets or our assets and those of our subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require us to repurchase such notes as a result of a lease, transfer or conveyance of less than all of our assets and/or those of our subsidiaries to another person or group may be uncertain.

        "Continuing directors" means, as of any date of determination, any member of our board of directors who (i) was a member of our board of directors on the date of the indenture or (ii) was nominated for election or elected to our board of directors with the approval of a majority of the continuing directors who were members of our board of directors at the time of such nomination or election.

        A "termination of trading" will be deemed to have occurred if our common stock (or other common stock into which the notes are then convertible) is neither listed for trading on the New York Stock Exchange nor approved for trading on the Nasdaq National Market.

Merger and Consolidation

        The indenture provides that we may not, in a single transaction or a series of related transactions, consolidate or merge with or into, or effect a share exchange with (whether or not we are the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our properties or assets in one or more related transactions to, another corporation, person or entity as an entirety or substantially as an entirety unless either

    (i) we shall be the surviving or continuing corporation or (ii) the entity or person formed by or surviving any such consolidation, merger or share exchange (if other than us) or the entity or person which acquires by sale, assignment, transfer, lease, conveyance or other disposition our properties and assets substantially as an entirety (x) is a corporation organized and validly existing under the laws of the United States, any State thereof or the District of Columbia and (y) assumes the due and punctual payment of the principal of, and premium, if any, and interest on all the notes and the performance of each of our covenants under the notes and the indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the trustee;
    immediately after such transaction no default or event of default exists; and
    we or such successor person shall have delivered to the trustee an officers' certificate and an opinion of counsel, each stating that such transaction and the supplemental indenture comply with the indenture and that all conditions precedent in the indenture relating to such transaction have been satisfied.

        For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more of our subsidiaries, the capital stock of which constitutes all or substantially all of our properties and assets, will be deemed to be the transfer of all or substantially all of our properties and assets.

        Upon any such consolidation, merger, share exchange, sale, assignment, conveyance, lease, transfer or other disposition in accordance with the foregoing, the successor person formed by such consolidation or share exchange or into which we are merged or to which such sale, assignment, conveyance, lease, transfer or other disposition is made will succeed to, and be substituted for, and may exercise our right and power, under the indenture with the same effect as if such successor had been named as us in the indenture, and thereafter (except in the case of a sale, assignment, transfer, lease, conveyance or other disposition) the predecessor corporation will be relieved of all further obligations and covenants under the indenture and the notes.

Registration Rights

        Pursuant to a registration agreement we entered into with the initial purchasers of the notes, we have filed with the SEC a shelf registration statement, of which this prospectus is a part, covering resales by holders of the notes and the common stock issuable upon conversion of the notes.

        Our obligation to keep the shelf registration statement continually effective expires upon the earliest of:

    August 2, 2003, the second anniversary of the last date on which any notes were issued upon exercise of the initial purchasers' over-allotment option;
    the date on which the notes or the common stock issuable upon their conversion may be sold by non-affiliates of us pursuant to paragraph (k) of Rule 144 (or any successor provision) promulgated by the Securities and Exchange Commission under the Securities Act;
    the date as of which all the notes or the common stock issuable upon their conversion have been sold under Rule 144 under the Securities Act (or any similar provision then in force); and
    the date as of which all the notes or the common stock issuable upon their conversion have been sold pursuant to the shelf registration statement.

        If the shelf registration statement shall cease to be effective (without being succeeded immediately by a replacement shelf registration statement filed and declared effective) or usable for the offer and sale of transfer restricted securities for a period of time (including any suspension period) which exceeds 60 days in the aggregate in any 12-month period during the period beginning on the issue date and ending on or prior to August 2, 2003, the second anniversary of the last date on which any notes were issued upon exercise of the initial purchasers' over-allotment option (which we refer to as a "registration default"), we will pay liquidated damages to each holder of transfer restricted securities which has complied with its obligations under the registration agreement.

        The amount of liquidated damages payable during any period in which a registration default has occurred and is continuing is that amount which is equal to

    0.25 percent (or 25 basis points) per annum per $1,000 principal amount of notes or $2.50 per annum per 30.969 shares of our common stock (subject to adjustment in the event of a stock split, stock recombination, stock dividend and the like) constituting transfer restricted securities, for the first 90 days during which a registration default has occurred and is continuing and
    0.50 percent (or 50 basis points) per annum per $1,000 principal amount of notes or $5.00 per annum per 30.969 shares of our common stock (subject to adjustment as set forth above) constituting transfer restricted securities for any additional days during which such registration default has occurred and is continuing.

We have agreed to pay all accrued liquidated damages by wire transfer of immediately available funds or by federal funds check on each damages payment date (as defined in the registration agreement). Following the cure of a registration default, liquidated damages will cease to accrue with respect to such registration default.

        "Transfer restricted securities" means each note and any share of our common stock issued or issuable on conversion thereof until the date on which such note or share, as the case may be:

    has been transferred pursuant to the shelf registration statement or another registration statement covering such note or share which has been filed with the Securities and Exchange Commission pursuant to the Securities Act, in either case after such registration statement has become, and while such registration statement is, effective under the Securities Act, has been transferred pursuant to Rule 144 under the Securities Act (or any similar provision then in force) or may be sold or transferred pursuant to paragraph (k) of Rule 144 under the Securities Act (or any successor provision promulgated by the Securities and Exchange Commission).

        A holder of notes or our common stock issuable upon conversion of the notes that sells such securities pursuant to the shelf registration statement will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the registration agreement that are applicable to such holder (including certain indemnification and contribution rights or obligations).

        We will be permitted to suspend the use of the prospectus which is a part of the shelf registration statement for a period not to exceed 30 days in any three-month period or for three periods not to exceed an aggregate of 60 days in any twelve-month period (both of which we refer to as a "suspension period") under certain circumstances relating to pending corporate developments, public filings with the Securities and Exchange Commission and similar events. We will pay all expenses of the shelf registration statement; however, each holder will be required to bear the expense of any broker's commission, agency fee or underwriter's discount or commission.

Events of Default and Remedies

        An event of default is defined in the indenture as being:

        (1) default in payment of the principal of, or premium, if any, on the notes, whether or not such payment is prohibited by the subordination provisions of the indenture;

        (2) default for 30 days in payment of any installment of interest on or liquidated damages with respect to the notes, whether or not such payment is prohibited by the subordination provisions of the indenture;

        (3) default by us for 60 days after notice in the observance or performance of any other covenants in the indenture;

        (4) default in the payment of the designated event payment in respect of the notes on the date for such payment, whether or not such payment is prohibited by the subordination provisions of the indenture;

        (5) failure to provide timely notice of a designated event;

        (6) default under any credit agreement, mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by us or any of our material subsidiaries (or the payment of which is guaranteed by us or any of our material subsidiaries), which default is caused by a failure to pay when due any principal of or interest on such indebtedness within the grace period provided for in such indebtedness, which failure continues beyond any applicable grace period, or results in the acceleration of such indebtedness prior to its express maturity, without such acceleration being rescinded or annulled,

and, in each case, the principal amount of such indebtedness, together with the principal amount of any other such indebtedness under which there is a payment default or the maturity of which has been so accelerated, aggregates $10,000,000 or more and such payment default is not cured or such acceleration is not annulled within 30 days after notice;

        (7) failure by us or any of our material subsidiaries to pay final, non-appealable judgments (other than any judgment as to which a reputable insurance company has accepted full liability) aggregating in excess of $10,000,000, which judgments are not stayed, bonded or discharged within 60 days after their entry; or

        (8) certain events involving our bankruptcy, insolvency or reorganization or any of our material subsidiaries.

        If an event of default (other than an event of default specified in clause (8) above with respect to us) occurs and is continuing, then and in every such case the trustee, by written notice to us, or the holders of not less than 25% in aggregate principal amount of the then outstanding notes, by written notice to us and the trustee, may declare the unpaid principal of, premium, if any, and accrued and unpaid interest and liquidated damages, if any, on all the notes then outstanding to be due and payable. Upon such declaration, such principal amount, premium, if any, and accrued and unpaid interest and liquidated damages, if any, will become immediately due and payable, notwithstanding anything contained in the indenture or the notes to the contrary, but subject to the provisions limiting payment described in "-Subordination." If any event of default specified in clause (8) above occurs with respect to us, all unpaid principal of, and premium, if any, and accrued and unpaid interest and liquidated damages, if any, on the notes then outstanding will automatically become due and payable, subject to the provisions described in "-Subordination," without any declaration or other act on the part of the trustee or any holder of notes.

        Holders of the notes may not enforce the indenture or the notes except as provided in the indenture. Subject to the provisions of the indenture relating to the duties of the trustee, the trustee is under no obligation to exercise any of its rights or powers under the indenture at the request, order or direction of any of the holders, unless such holders have offered to the trustee a security or an indemnity satisfactory to it against any cost, expense or liability. Subject to all provisions of the indenture and applicable law, the holders of a majority in aggregate principal amount of the then outstanding notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee. If a default or event of default occurs and is continuing and is known to the trustee, the indenture requires the trustee to mail a notice of default or event of default to each holder within 60 days of the occurrence of such default or event of default. However, the trustee may withhold from the holders notice of any continuing default or event of default (except a default or event of default in the payment of principal of, premium, if any, interest or liquidated damages, if any, on the notes) if it determines in good faith that withholding notice is in their interest. The holders of a majority in aggregate principal amount of the notes then outstanding by notice to the trustee may rescind any acceleration of the notes and its consequences if all existing events of default (other than the nonpayment of principal of, premium, if any, interest and liquidated damages, if any, on the notes that has become due solely by virtue of such acceleration) have been cured or waived and if the rescission would not conflict with any judgment or decree of any court of competent jurisdiction. No such rescission will affect any subsequent default or event of default or impair any right consequent thereto.

        In the case of any event of default occurring by reason of any willful action (or inaction) taken (or not taken) by us or on our behalf with the intention of avoiding payment of the premium that we would have had to pay if we then had elected to redeem the notes pursuant to the optional redemption provisions of the indenture, an equivalent premium will also become and be immediately due and payable to the extent permitted by law upon the acceleration of the notes. If an event of default occurs prior to any date on which we are prohibited from redeeming the notes by reason of any willful action (or inaction) taken (or not taken) by us or on our behalf with the intention of avoiding the prohibition on redemption of the notes prior to such date, then the premium specified in the indenture will also become immediately due and payable to the extent permitted by law upon the acceleration of the notes.

        The holders of a majority in aggregate principal amount of the notes then outstanding may, on behalf of the holders of all the notes, waive any past default or event of default under the indenture and its consequences, except default in the payment of principal of, premium, if any, or interest on the notes (other than the non-payment of principal of, premium, if any, interest and liquidated damages, if any, and interest on the notes that has become due solely by virtue of an acceleration that has been duly rescinded as provided above) or in respect of a covenant or provision of the indenture that cannot be modified or amended without the consent of all holders of notes.

        We are required to deliver to the trustee annually a statement regarding compliance with the indenture and we are required, upon becoming aware of any default or event of default, to deliver to the trustee a statement specifying such default or event of default.

Book-Entry; Delivery and Form; Global Note

        Notes are represented by a permanent global note in definitive, fully-registered form without interest coupons. The global note is deposited with the trustee as custodian for DTC and registered in the name of a nominee of DTC in New York, New York for the accounts of participants in DTC.

        Investors who are qualified institutional buyers and who purchase notes may hold their interests in the global note directly through DTC if they are DTC participants, or indirectly through organizations that are DTC participants.

        Investors who purchase notes in offshore transactions may hold their interests in the global note directly through Euroclear Bank S.A./N.V., as operator of the Euroclear System ("Euroclear") and Clearstream Banking, société anonyme ("Clearstream"), if they are participants in such systems, or indirectly through organizations that are participants in such systems. Euroclear and Clearstream will hold interests in the global note on behalf of their participants through their respective depositaries, which in turn will hold such interests in the global note in customers' securities accounts in the depositaries' names on the books of DTC.

        Except in the limited circumstances described below, holders of notes represented by interests in the global note will not be entitled to receive notes in definitive form.

        DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York Uniform Commercial Code and a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of institutions that have accounts with DTC (which we refer to as "participants") and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers (which may include the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC's book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

        Ownership of beneficial interests in the global note will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global note will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by DTC (with respect to participants' interests) and such participants (with respect to the owners of beneficial interests in the global note other than participants).

        So long as DTC or its nominee is the registered holder and owner of the global note, DTC or such nominee, as the case may be, will be considered the sole legal owner of the notes represented by the global note for all purposes under the indenture and the notes. Except as set forth below, owners of beneficial interests in the global note will not be entitled to receive notes in definitive form and will not be considered to be the owners or holders of any notes under the global note. We understand that under existing industry practice, in the event an owner of a beneficial interest in the global note desires to take any actions that DTC, as the holder of the global note, is entitled to take, DTC would authorize the participants to take such action, and that participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them. No beneficial owner of an interest in the global note will be able to transfer the interest except in accordance with DTC's applicable procedures, in addition to those provided for under the indenture and, if applicable, those of Euroclear and Clearstream.

        Payments of the principal of, premium, if any, and interest and liquidated damages, if any, on the notes represented by the global note registered in the name of and held by DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner and holder of the global note.

        We expect that DTC or its nominee, upon receipt of any payment of principal or interest in respect of the global note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global note as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global note held through such participants will be governed by standing instructions and customary practices as is now the case with securities held for accounts of customers registered in the names of nominees for such customers. Such payments, however, will be the responsibility of such participants and indirect participants, and neither we, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the global note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between DTC and its participants or the relationship between such participants and the owners of beneficial interests in the global note.

        Unless and until it is exchanged in whole or in part for notes in definitive form, the global note may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC.

        Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds. Transfers between participants in Euroclear and Clearstream will be effected in the ordinary way in accordance with their respective rules and operating procedures.

        Cross-market transfers between DTC, on the one hand, and directly or indirectly through Euroclear or Clearstream participants, on the other, will be effected in DTC in accordance with DTC rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (Brussels time). Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the global note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream.

        Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in the global note from a DTC participant will be credited during the securities settlement processing day (which must be a business day for Euroclear or Clearstream, as the case may be) immediately following the DTC settlement date, and such credit of any transactions interests in the global note settled during such processing day will be reported to the relevant Euroclear or Clearstream participant on such day. Cash received in Euroclear or Clearstream as a result of sales of interests in the global note by or through a Euroclear or Clearstream participant to a DTC participant will be received with value on the DTC settlement date, but will be available in the relevant Euroclear or Clearstream cash account only as of the business day following settlement in DTC.

        We expect that DTC will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the global note is credited and only in respect of such portion of the aggregate principal amount of the notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the notes, DTC will exchange the global note for notes in definitive form, which it will distribute to its participants.

        Although we expect that DTC, Euroclear and Clearstream will agree to the foregoing procedures in order to facilitate transfers of interests in the global note among participants of DTC, Euroclear, and Clearstream, DTC, Euroclear and Clearstream are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream or their participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

        If DTC is at any time unwilling to continue as a depositary for the global note and a successor depositary is not appointed by us within 90 days, we will issue notes in fully registered, definitive form in exchange for the global note. Such notes in definitive form will be subject to certain restrictions on registration of transfers described under "Notice to Investors," and will bear the legend set forth thereunder.

Amendment, Supplement and Waiver

        Except as provided in the next two succeeding paragraphs, the indenture or the notes may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for notes), and any existing default or compliance with any provision of the indenture or the notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding notes (including consents obtained in connection with a tender offer or exchange offer for notes).

        Without the consent of each holder affected, an amendment or waiver may not (with respect to any notes held by a non-consenting holder):

    reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver, reduce the principal of or change the fixed maturity of any note or, other than as set forth in the next paragraph, alter the provisions with respect to the redemption of the notes, reduce the rate of or change the time for payment of interest on any notes, waive a default or event of default in the payment of principal of or premium, if any, interest or liquidated damages, if any, on the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration), make any note payable in money other than that stated in the indenture and the notes, make any change in the provisions of the indenture relating to waivers of past defaults or the rights of holders of notes to receive payments of principal of, premium, if any, interest or liquidated damages, if any, on the notes, waive a redemption payment with respect to any note,
    except as permitted by the indenture, increase the conversion price or, other than as set forth in the next paragraph, modify the provisions of the indenture relating to conversion of the notes in a manner adverse to the holders or make any change to the abilities of holders of notes to enforce their rights under the indenture or the foregoing provisions or this provision.

In addition, any amendment to the provisions of Article 11 of the indenture (which relate to subordination) will require the consent of the holders of at least 75% in aggregate principal amount of the notes then outstanding if such amendment would adversely affect the rights of holders of notes.

        Notwithstanding the foregoing, without the consent of any holder of notes, we and the trustee may amend or supplement the indenture or the notes to:

    cure any ambiguity, defect or inconsistency or make any other changes in the provisions of the indenture which we and the trustee may deem necessary or desirable, provided such amendment does not materially and adversely affect the notes, provide for uncertificated notes in addition to or in place of certificated notes, provide for the assumption of our obligations to holders of notes in the circumstances required under the indenture as described under "- Merger and Consolidation,"
    provide for conversion rights of holders of notes in certain events such as our consolidation or merger or the sale of all or substantially all of our assets, reduce the conversion price,
    evidence and provide for the acceptance of the appointment under the indenture of a successor trustee, make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the indenture of any such holder, or comply with requirements of the Securities and Exchange Commission in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939.

Satisfaction and Discharge

        We may discharge our obligations under the indenture while notes remain outstanding if all outstanding notes will become due and payable at their scheduled maturity within one year or all outstanding notes are scheduled for redemption within one year and, in either case, we have

    deposited with the trustee an amount sufficient to pay and discharge all outstanding notes on the date of their scheduled maturity or the scheduled date of redemption and paid all other sums then payable by us under the indenture.

Governing Law

        The indenture will provide that the notes will be governed by, and construed in accordance with, the laws of the State of New York without giving effect to applicable principles of conflicts of law.

Transfer and Exchange

        A holder may transfer or exchange notes in accordance with the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents, and we may require a holder to pay any taxes and fees required by law or permitted by the indenture. We are not required to transfer or exchange any note selected for redemption or repurchase. Also, we are not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

        The registered holder of a note will be treated as the owner of it for all purposes.

Reports

        Whether or not required by the rules and regulations of the Securities and Exchange Commission, so long as any notes are outstanding, we will file with the Securities and Exchange Commission and furnish to the trustee and the holders of notes all quarterly and annual financial information (without exhibits) required to be contained in a filing on Forms 10-Q and 10-K, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual consolidated financial statements only, a report thereon by our independent auditors. We shall not be required to file any report or other information with the Securities and Exchange Commission if it does not permit such filing.

The Trustee

        The indenture will provide that, except during the continuance of an event of default, the trustee will perform only such duties as are specifically set forth in the indenture. In case an event of default shall occur (and shall not be cured) and holders of the notes have notified the trustee, the trustee will be required to exercise its powers with the degree of care and skill of a prudent person in the conduct of such person's own affairs. Subject to such provisions, the trustee is under no obligation to exercise any of its rights or powers under the indenture at the request of any of the holders of notes, unless they shall have offered to the trustee security and indemnity satisfactory to it.

        The indenture contains certain limitations on the rights of the trustee, should it become our creditor, to obtain payment of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions, provided, however, that if it acquires any conflicting interest, it must eliminate such conflict or resign.

No Recourse Against Others

        None of our directors, officers, employees, shareholders or affiliates, as such, shall have any liability or any obligations under the notes or the indenture or for any claim based on, in respect of or by reason of such obligations or the creation of such obligations. Each holder by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for the notes.

Certain Definitions

        "Capital stock" of any person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such person, but excluding any debt securities convertible into such equity.

        "Default" means any event that is, or after notice or passage of time or both would be, an event of default.

        "Designated senior debt" means (i) the senior bank credit facility and (ii) any particular senior debt which has at the time of the giving of the payment blockage notice an aggregate outstanding principal amount in excess of $25 million, if the instrument creating or evidencing the same or the assumption or guarantee thereof (or related agreements or documents to which we are a party) expressly provides that such indebtedness shall be "designated senior debt" for purposes of the indenture (provided that such instrument, agreement or other document may place limitations and conditions on the right of such senior debt to exercise the rights of designated senior debt),

        "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are in effect from time to time.

        "Indebtedness" means, with respect to any person, all obligations, whether or not contingent, of such person

(i)        (a) for borrowed money (including, but not limited to, any indebtedness secured by a security interest, mortgage or other lien on our assets that is given to secure all or part of the purchase price of property subject thereto, whether given to the vendor of such property or to another, or existing on property at the time of acquisition thereof),

        (b) evidenced by a note, debenture, bond or other written instrument,

        (c) under a lease required to be capitalized on the balance sheet of the lessee under GAAP or under any lease or related document (including a purchase agreement) that provides that we are contractually obligated to purchase or cause a third party to purchase and thereby guarantee a minimum residual value of the lease property to the lessor and our obligations under such lease or related document to purchase or to cause a third party to purchase such leased property,

        (d) in respect of letters of credit, bank guarantees or bankers' acceptances (including reimbursement obligations with respect to any of the foregoing),

        (e) with respect to indebtedness secured by a mortgage, pledge, lien, encumbrance, charge or adverse claim affecting title or resulting in an encumbrance to which the property or assets of such person are subject, whether or not the obligation secured thereby shall have been assumed by or shall otherwise be such person's legal liability,

        (f) in respect of the balance of deferred and unpaid purchase price of any property or assets,

        (g) under interest rate or currency swap agreements, cap, floor and collar agreements, spot and forward contracts and similar agreements and arrangements;

(ii) with respect to any obligation of others of the type described in the preceding clause (i) or under clause (iii) below assumed by or guaranteed in any manner by such person or in effect guaranteed by such person through an agreement to purchase (including, without limitation, "take or pay" and similar arrangements), contingent or otherwise (and the obligations of such person under any such assumptions, guarantees or other such arrangements); and

(iii) any and all deferrals, renewals, extensions, refinancings and refundings of, or amendments, modifications or supplements to, any of the foregoing.

        "Issue date" means the date on which the notes are first issued and authenticated under the indenture.

        "Material subsidiary" means any of our subsidiaries which at the date of determination is a "significant subsidiary" as defined in Rule 1-02(w) of Regulation S-X under the Securities Act and the Exchange Act.

        "Person" means any individual, corporation, partnership, joint venture, trust, estate, unincorporated organization, limited liability company or government or any agency or political subdivision thereof.

        "Senior bank credit facility" means the Amended and Restated Credit Agreement dated as of September 30, 1998 among us, as borrower, certain of our subsidiaries, as guarantors, the lenders identified therein, and Bank of America, N.A., as administrative agent, including any deferrals, renewals, extensions, replacements, refinancings or refundings thereof, or amendments, modifications or supplements thereto and any agreement providing therefor whether by or with the same or any other lender, creditor, group of lenders or group of creditors and including the related notes, guarantee agreements and other instruments and agreements executed in connection therewith.

        "Senior debt" means the principal of, premium, if any, and interest on, rent under, and any other amounts payable on or in or in respect of any of our indebtedness (including, without limitation, any obligations in respect of such indebtedness and any interest accruing after the filing of a petition by or against us under any bankruptcy law, whether or not allowed as a claim after such filing in any proceeding under such bankruptcy law), whether outstanding on the date of the indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by us (including all deferrals, renewals, extensions, refinancings or refundings of, or amendments, modifications or supplements to the foregoing). However, senior debt does not include indebtedness evidenced by the notes,
    any liability for federal, state, local or other taxes owed or owing by us, our indebtedness to any of our subsidiary except to the extent such indebtedness is of a type described in clause (ii) of the definition of indebtedness, our trade payables for goods, services or materials purchased in the ordinary course of business (other than, to the extent they may otherwise constitute such trade payables, any obligations of the type described in clause (ii) of the definition of indebtedness), and any particular indebtedness in which the instrument creating or evidencing the same expressly provides that such indebtedness shall not be senior in right of payment to, or is pari passu with, or is subordinated or junior to, the notes.

        "Subsidiary" means, with respect to any person,

    any corporation, association or other business entity of which more than 50% of the total voting power of shares of capital stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such person or one or more of the other subsidiaries of that person (or a combination thereof) and any partnership (a) the sole general partner or the managing general partner of which is such person or a subsidiary of such person or (b) the only general partners of which are such person or of one or more subsidiaries of such person (or any combination thereof).

        "Voting stock" of a corporation means all classes of capital stock of such corporation then outstanding and normally entitled to vote in the election of directors.

DESCRIPTION OF CAPITAL STOCK

Authorized Capital Stock

        Our authorized capital stock consists of 150,000,000 shares of common stock, par value $0.001 per share, and 1,000,000 shares of preferred stock, par value $0.001 per share. As of July 9, 2001, 17,799,002 shares of common stock were outstanding and held of record by approximately 2,206 persons and no shares of preferred stock were outstanding. All shares of common stock currently outstanding are, and the shares of common stock issuable upon conversion of the notes will be, validly issued, fully paid and non-assessable, except to the extent provided in Section 180.0622(2)(b) of the Wisconsin Business Corporation Law. Under Section 180.0622(2)(b) of the Wisconsin Business Corporation Law, holders of common stock are liable up to the amount equal to the par value of the common stock owned by holders of common stock for all debts owing to our employees for services performed for us, but not exceeding six months' service in any one case. Certain Wisconsin courts have interpreted "par value" to mean the full amount paid upon the purchase of the common stock.

Common Stock

        Voting Rights. The holders of common stock are entitled to one vote per share on all matters to be voted on by shareholders. The holders of common stock are not entitled to cumulative voting rights. The Wisconsin Business Corporation Law and our by-laws require a plurality of all votes cast at a meeting at which a quorum is present to elect directors. For most other shareholder votes, the Wisconsin Business Corporation Law and our by-laws provide that an action is approved if the votes cast in favor of the action exceed the votes cast opposing the action at a meeting at which a quorum is present, unless our articles of incorporation, by-laws or Wisconsin Business Corporation Law provide otherwise.

        Dividends. Holders of common stock are entitled to receive dividends when, as and if declared by our board of directors in its discretion out of funds legally available for payment of dividends, subject to any preferential rights of any outstanding preferred stock.

        Other Rights. In the event of our liquidation or dissolution, the holders of our common stock will be entitled to share ratably in all assets remaining for distribution to shareholders, subject to any preferential rights of any outstanding preferred stock. Holders of common stock have no preemptive or other subscription rights, and the shares of common stock are not subject to further calls or assessment by us. There are no conversion rights or sinking fund provisions applicable to the shares of common stock.

Preferred Stock

        Our board of directors has the authority, without further shareholder action, to issue preferred stock in one or more series and to fix and determine the relative rights and preferences of the preferred stock, including voting rights, dividend rights, liquidation rights, redemption provisions and conversion rights. The board of directors, without shareholder approval, may issue shares of preferred stock with voting, dividend, liquidation and other rights which could adversely affect the rights of the holders of shares of common stock and could have the effect of delaying, deferring or preventing a change in control of School Specialty.

Authorized but Unissued Shares

        Wisconsin law does not require shareholder approval for any issuance of authorized shares. These additional shares may be used for a variety of corporate purposes, including future public or private offerings to raise additional capital or to facilitate corporate acquisitions. One of the effects of the existence of authorized but unissued and unreserved shares may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of School Specialty by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the shareholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Wisconsin Law and Certain Articles and Bylaw Provisions; Anti-Takeover Measures

        The provisions of our articles of incorporation and by-laws and the Wisconsin Business Corporation Law discussed below may delay or make more difficult acquisitions or changes of control of School Specialty not approved by the board of directors. These provisions could have the effect of discouraging third parties from making proposals which shareholders may otherwise consider to be in their best interests. These provisions may also make it more difficult for third parties to replace our current management without the concurrence of the board of directors.

        Number of Directors; Vacancies; Removal. Our articles of incorporation divide the board of directors into three classes serving staggered three-year terms. As a result, at least two annual meetings will generally be required for shareholders to effect a change of a majority of the board of directors. The board of directors is authorized to create new directorships and to fill the positions it creates. The board of directors, or its remaining members, even though less than a quorum, is also empowered to fill vacancies on the board of directors occurring for any reason. Any director appointed to fill a vacancy or to a newly created directorship will hold office for the remaining term of directors of the class to which he or she has been elected. Any director, or the entire board of directors, may be removed from office only for cause.

        Shareholder Action by Written Consent; Special Meetings. Our by-laws provide that shareholders may only act at a meeting of shareholders or by unanimous written consent. Our Chairman of the Board, the Chief Executive Officer, the President or a majority of the board of directors may call special meetings of shareholders and are required to call special meetings upon written demand by holders of common stock with at least 10% of the votes entitled to be cast at the special meeting.

        Advance Notice for Making Nominations at Annual Meetings and Raising Other Business. Our by-laws provide that, for nominations to the board of directors or for other business to be properly brought by a shareholder before an annual meeting of shareholders, the shareholder must first have given timely notice in writing to our corporate secretary. To be timely, a shareholder's notice generally must be delivered not less than 120 days prior to the date of our proxy statement in connection with the annual meeting in the immediately preceding year. The notice by a shareholder must contain, among other things, specified information about the shareholder delivering the notice and, as applicable, background information about the nominee or a description of the proposed business to be brought before the meeting.

        Amendments to the Articles of Incorporation. The Wisconsin Business Corporation Law allows us to amend our articles of incorporation at any time to add or change a provision that is required or permitted to be included in the articles of incorporation or to delete a provision that is not required to be included in the articles of incorporation. Our board of directors may propose one or more amendments to our articles of incorporation for submission to shareholders and may condition its submission of the proposed amendment on any basis if the board of directors notifies each shareholder, whether or not entitled to vote, of the related shareholders' meeting and includes certain information regarding the proposed amendment in that meeting notice. The provisions in our articles of incorporation relating to the amendment of our by-laws may only be amended by the vote of the holders of not less than 66 2/3% of our outstanding voting stock, or by a vote of not less than a majority of the entire board of directors then in office.

        Amendments to the By-Laws. Our articles of incorporation and by-laws both provide that the holders of not less than 66 2/3% of our outstanding voting stock have the power to adopt, amend, alter or repeal the by-laws. Our articles of incorporation and by-laws also provide that the Board of Directors may amend, alter or repeal the existing by-laws and adopt new by-laws by the vote of at least a majority of the entire board of directors then in office. However, the board of directors may not amend, repeal or readopt any by-law adopted by shareholders if that by-law so provides, and the board of directors may not amend, alter or repeal a by-law adopted or amended by shareholders that fixes a greater or lower quorum requirement or a greater voting requirement for the board of directors unless the by-law expressly provides that it may be amended, altered or repealed by a specified vote of the board of directors. Action by the board of directors that changes the quorum or voting requirement for the board of directors must meet the same quorum requirement and be adopted by the same vote required to take action under the quorum and voting requirement then in effect, except where a different voting requirement is specified in the by-laws. In addition, the board of directors may not amend, alter or repeal a by-law if the articles of incorporation, the particular by-law or the Wisconsin Business Corporation Law reserve this power exclusively to the shareholders.

        Constituency or Stakeholder Provision. Under Section 180.0827 of the Wisconsin Business Corporation Law, in discharging his or her duties to us and in determining what he or she believes to be in our best interests, a director or officer may, in addition to considering the effects of any action on shareholders, consider the effects of the action on employees, suppliers, customers, the communities in which we operate and any other factors that the director or officer considers pertinent. This provision may have anti-takeover effects in situations where the interests of our stakeholders, other than shareholders, conflict with the short-term maximization of shareholder value.

        Wisconsin Antitakeover Statutes. Sections 180.1140 to 180.1144 of the Wisconsin Business Corporation Law, which are referred to as the Wisconsin business combination statutes, prohibit a Wisconsin corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless prior to such date the board of directors approved the business combination or the transaction in which the person became an interested stockholder. Under specified circumstances, a Wisconsin corporation may engage in a business combination with an interested stockholder more than three years after the stock acquisition date. For purposes of the Wisconsin business combination statutes, a "business combination" includes a merger or share exchange, or a sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets equal to at least 5% of the aggregate market value of the stock or assets of the corporation or 10% of its earning power, or the issuance of stock or rights to purchase stock having a market value equal to at least 5% of the outstanding stock, the adoption of a plan of liquidation or dissolution, and other enumerated transactions involving an interested stockholder. Under the Wisconsin business combination statutes, an "interested stockholder" is a person who beneficially owns 10% of the voting power of the outstanding voting stock of the corporation or who is an affiliate or associate of the corporation and beneficially owned 10% of the voting power of the then outstanding voting stock within three years prior to the date in question.

        Sections 180.1130 to 180.1133 of the Wisconsin Business Corporation Law, which are referred to as the Wisconsin fair price statutes, require that business combinations involving a "significant shareholder" and a Wisconsin corporation be approved by a supermajority vote of shareholders, in addition to any approval otherwise required, unless the enumerated fair price conditions have been met. For purposes of the Wisconsin fair price statutes, a "significant shareholder" is a person who beneficially owns, directly or indirectly, 10% or more of the voting power of the outstanding stock of the corporation, or who is an affiliate of the corporation which beneficially owned, directly or indirectly, 10% or more of the voting power of the outstanding stock of the corporation within two years prior to the date in question. The Wisconsin fair price statutes may discourage any attempt by a shareholder to squeeze out other shareholders without offering an appropriate premium purchase price.

        Subject to specified exceptions, Section 180.1150 of the Wisconsin Business Corporation Law limits the voting power of shares of a Wisconsin corporation held by any person or persons acting as a group, including shares issuable upon the exercise of options, in excess of 20% of the voting power in the election of directors, to 10% of the full voting power of those excess shares. This may deter any shareholder from acquiring in excess of 20% of our outstanding voting stock.

        Section 180.1134 of the Wisconsin Business Corporation Law, which is referred to as the Wisconsin defensive action restrictions statute, provides that, in addition to the vote otherwise required by law or the articles of incorporation, a Wisconsin corporation must receive approval of the holders of a majority of the shares entitled to vote before the corporation can take the actions discussed below while a takeover offer is being made or after a takeover offer has been publicly announced and before it is concluded. Under the Wisconsin defensive action restrictions statute, shareholder approval is required for the corporation to acquire more than 5% of the outstanding voting shares at a price above the market price from any individual who or organization which owns more than 3% of the outstanding voting shares and has held those shares for less than two years, unless a similar offer is made to acquire all voting shares. This restriction may deter a shareholder from acquiring shares of our common stock if the shareholder's goal is to have us repurchase the shareholder's shares at a premium over the market price. Shareholder approval is also required under the Wisconsin defensive action restrictions statute for the corporation to sell or option assets of the corporation which amount to at least 10% of the market value of the corporation, unless the corporation has at least three independent directors and a majority of the independent directors vote not to be governed by this restriction.

        The Wisconsin Business Corporation Law requires us to indemnify a director or officer, to the extent such person is successful on the merits or otherwise in the defense of a proceeding for all reasonable expenses incurred in the proceeding, if such person was a party to such proceeding because he or she was our director or officer unless it is determined that he or she breached or failed to perform a duty owed to us and such breach or failure to perform constitutes:

    a willful failure to deal fairly with us or our shareholders in connection with a matter in which the director or officer has a material conflict of interest;
    any violation of criminal law, unless the director or officer had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful;
    any transaction from which the director or officer derived an improper personal benefit; or
    willful misconduct.

        Our by-laws provide that we will indemnify our directors, officers, designated employees and designated agents to the fullest extent permitted by the Wisconsin Business Corporation Law. The by-laws provide that upon the written request of a director, officer, designated employee or designated agent who is a party to an action, the corporation must pay or reimburse such person's expenses as incurred if such person provides a written affirmation of his or her good faith belief that he or she is entitled to indemnification and a written undertaking to repay all amounts advanced if it is ultimately determined that indemnification is prohibited. The by-laws also provide that we may purchase insurance on behalf of any director, officer, designated employee or designated agent against certain expenses, liabilities and losses, whether or not we would have the power to indemnify these persons against these expenses, liabilities or losses.

Transfer Agent

        The transfer agent for our common stock is American Stock Transfer & Trust Company.

CERTAIN UNITED STATES FEDERAL INCOME
TAX CONSIDERATIONS

General

        This section summarizes the material U.S. federal income tax consequences to holders of notes and the common stock issuable upon their conversion. However, the discussion is limited in the following ways:

    The discussion only covers you if you hold your notes or the common stock issuable upon their conversion as capital assets (that is, for investment purposes), and if you do not have a special tax status.
    The discussion does not cover tax consequences that depend upon your particular tax situation.
    The discussion is based on current law. Changes in the law may change the tax treatment of the notes or the common stock issuable upon their conversion.
    The discussion does not cover state, local or foreign law.
    We have not requested a ruling from the Internal Revenue Service ("IRS") on the tax consequences of owning the notes or the common stock issuable upon their conversion. As a result, the IRS could disagree with portions of this discussion.

        A "U.S. holder" is a citizen or resident of the United States or a domestic corporation or a person who is otherwise subject to United States federal income tax on a net income basis in respect of the notes or the common stock issuable upon their conversion. All references to "holders" (including U.S. holders) are to beneficial owners of the notes or the common stock issuable upon their conversion.

        The term "Non-U.S. holder" refers to any beneficial owner of a note or the common stock issuable upon their conversion who or which is not a U.S. holder.

        If you are considering buying notes, we urge you to consult your tax advisor about the particular federal, state, local and foreign tax consequences of the acquisition, ownership and disposition of the notes, including the conversion of the notes into common stock, and the application of the U.S. federal income tax laws to your particular situation.

U.S. Holders

        Taxation of Interest. U.S. holders will be required to recognize as ordinary income any interest paid or accrued on the notes, in accordance with their regular method of accounting for U.S. federal income tax purposes.

        Sale, Exchange or Redemption of Notes. On the sale, retirement or redemption of your note:

    You will have taxable gain or loss equal to the difference between the amount received by you (to the extent such amount does not represent accrued but unpaid interest, which will be treated as such) and your adjusted tax basis in the note.
    Your gain or loss will be capital gain or loss, and will be long term capital gain or loss if you held the note for more than one year. For an individual, the maximum tax rate on long term capital gains is 20% (or 18% if the note is acquired on or after January 1, 2001 and held for more than five years).

        Conversion of Notes into our Common Stock. If you convert your notes into our common stock:

    You will not recognize gain or loss on the conversion of the notes solely into our common stock, other than cash received in lieu of fractional shares.
    Your tax basis in the common stock received upon conversion of the notes will be equal to your aggregate tax basis in the notes converted, less any portion allocable to cash received in lieu of a fractional share.
    The holding period of the common stock you receive upon conversion of notes generally will include the period during which you held the notes prior to the conversion.
    Cash received in lieu of a fractional share of common stock should be treated as a payment in exchange for the fractional share (rather than as a dividend). Gain or loss recognized on the receipt of cash paid in lieu of the fractional share should equal the difference between the amount of cash received for the fractional share and your tax basis allocable to the fractional share exchanged. Any such gain or loss will be capital gain or loss, and generally will be long-term capital gain or loss if you held the notes for more than one year at the time of conversion.

        Distributions on our Common Stock. Distributions on our common stock will constitute dividends for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. If you are a U.S. corporation, dividends paid to you may qualify for the dividends-received deduction.

        To the extent that you receive distributions on our common stock that would otherwise constitute dividends for U.S. federal income tax purposes but that exceed our current and accumulated earnings and profits, the distribution will be treated first as a non-taxable return of capital, which reduces your basis in the common stock. Any distribution in excess of your basis in the common stock will be treated as capital gain.

        Deemed Distributions. The conversion rate of the notes is subject to adjustment under certain circumstances, as described under "Description of Notes-Conversion." Certain adjustments to the conversion rate may cause you to be treated as having received a distribution. This distribution would be taxable to you as a dividend, return of capital or capital gain in accordance with the earnings and profits rules discussed above under "Distributions on our Common Stock." In addition, certain adjustments under certain circumstances, as described under "Description of Notes-Conversion," may cause holders of our common stock to be treated as having received a distribution.

        Sale or Exchange of Common Stock. If you sell or exchange your shares of our common stock, you will recognize gain or loss equal to the difference between the amount realized on the sale or exchange and your adjusted tax basis in those shares. Any such gain or loss will generally be long-term capital gain or loss if you have held or are deemed to have held the shares of common stock for more than one year.

Non-U.S. Holders

        Withholding Tax on Payments of Principal and Interest on Notes. Generally, payments of principal and interest on a note will not be subject to U.S. federal withholding tax, provided that in the case of an interest payment:

    You do not actually or constructively own 10% or more of the total combined voting power of all our voting stock;
    you are not a controlled foreign corporation that is related to us within the meaning of U.S. federal income tax laws; and
    you are either (A) the beneficial owner of the note certifies to the applicable payor or its agent, under penalties of perjury, that you are not a United States person and provide your name and address on an IRS Form W-8BEN (or a suitable substitute form), or (B) a securities clearing organization, bank or other financial institution, that holds customers' securities in the ordinary course of your trade or business (a "financial institution") and hold the note, certifies under penalties of perjury that such an IRS Form W-8BEN (or suitable substitute form) has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnishes the payor with a copy thereof.

        Except to the extent otherwise provided under an applicable tax treaty, you generally will be taxed in the same manner as a U.S. holder with respect to interest payment on a note if such interest is effectively connected with your conduct of a trade or business in the United States.

        Dividends. Dividends, if any, paid on the common stock to you, and any deemed dividends resulting from an adjustment to the conversion price (see "-U.S. Holders -Deemed Distributions" above), generally will be subject to a 30% U.S. federal withholding tax, subject to reduction if you are eligible for the benefits of an applicable income tax treaty. You will be required to file an IRS Form W-8BEN to claim tax treaty benefits. However, except to the extent otherwise provided under an applicable tax treaty, you generally will be taxed in the same manner as a U.S. holder on dividends paid (or deemed paid) that are effectively connected with your conduct of a trade or business in the United States.

        Gain on Disposition of the Notes and Common Stock. You generally will not be subject to U.S. federal income tax on gain realized on the sale, exchange or redemption of a note, or the sale or exchange of our common stock unless:

    you are an individual present in the United States for 183 days or more in the year of such sale, exchange or redemption and either (A) you have a "tax home" in the United States and certain other requirements are met, or (B) the gain from the disposition is attributable to your office or other fixed place of business in the United States; or
    the gain is effectively connected with your conduct of a trade or business in the United States

        U.S. Federal Estate Tax. If you are an individual, your notes will not be subject to U.S. estate tax when you die, provided that, at your death, payments on the notes were not connected to a trade or business that you were conducting in the United States. If you are an individual, your shares of common stock will be subject to U.S. estate tax when you die unless you are entitled to the benefits of an estate tax treaty. The United States federal estate tax recently was repealed; however, the repeal does not take effect until 2010. In addition, the legislation repealing the estate tax expires in 2011, and thus the estate tax will be reinstated at that time unless future legislation extends the repeal.

Backup Withholding and Information Reporting

        U.S. Holders. Information reporting will apply to payments of interest or dividends, if any, made by us on, or the proceeds of the sale or other disposition of, the notes or shares of common stock with respect to certain non-corporate U.S. holders, and backup withholding may apply unless the recipient of such payment supplies a taxpayer identification number, certified under penalties of perjury, as well as certain other information or otherwise establishes an exemption from backup withholding. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against that holder's U.S. federal income tax liability provided the required information is furnished to the IRS.

        Non-U.S. Holders. Backup withholding and information reporting on Form 1099 will not apply to payments of principal and interest on the notes by us or our agent to a Non-U.S. holder provided the Non-U.S. holder provides the certification described above under "-Non-U.S. Holders-Withholding Tax on Payments of Principal and Interest on Notes" or otherwise establishes an exemption (provided that neither us nor our agent has actual knowledge that the holder is a United States person or that the conditions of any other exemptions are not in fact satisfied). Interest payments made to Non-U.S. holder may, however, be reported to the IRS and to such Non-U.S. holder on Form 1042-S.

        U.S. information reporting on Form 1099 and backup withholding tax will not apply to dividends paid on our common stock to a Non-U.S. Holder, provided the Non-U.S. holder provides the certification described above under "-Non-U.S. Holders-Withholding Tax on Payments of Principal and Interest on Notes" or otherwise establishes an exemption. Distributions on our shares of common stock to a Non-U.S. holder will, however, be reported to the IRS and to such Non-U.S. holder on Form 1042-S.

        Information reporting and backup withholding generally will not apply to a payment of the proceeds of a sale of notes or common stock effected outside the United States by a foreign office of a foreign broker. However, information reporting requirements (but not backup withholding) will apply to a payment of the proceeds of a sale of notes or common stock effected outside the United States by a foreign office of a broker if the broker (i) is a United States person, (ii) derives 50 percent or more of its gross income for certain periods from the conduct of a trade or business in the United States, (iii) is a "controlled foreign corporation" as to the United States, or (iv) is a foreign partnership that, at any time during its taxable year is 50 percent or more (by income or capital interest) owned by United States persons or is engaged in the conduct of a U.S. trade or business, unless in any such case the broker has documentary evidence in its records that the holder is a Non-U.S. holder and certain conditions are met, or the holder otherwise establishes an exemption. Payment by a United States office of a broker of the proceeds of a sale of notes or common stock will be subject to both backup withholding and information reporting unless the holder certifies its non-United States status under penalties of perjury or otherwise establishes an exemption.

        Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against that holder's U.S. federal income tax liability provided the required information is furnished to the IRS.

SELLING SECURITYHOLDERS

        We originally issued the notes on July 30, 2001 and August 2, 2001. The notes were resold by the initial purchasers to qualified institutional buyers under Rule 144A under the Securities Act and outside the United States in accordance with Regulation S under the Securities Act. Selling securityholders may offer and sell the notes and the underlying common stock pursuant to this prospectus.

        The following table sets forth information about the principal amount of notes and the underlying common stock beneficially owned by each selling securityholder that may be offered using this prospectus.
Name and Address	Principal Amount of Notes Beneficially Owned that May Be Sold	Percentage of Notes Outstanding	Number of Shares of Common Stock That May Be Sold (1)	Percentage of Common Stock Outstanding (2)

AAM/Zazove Institutional Income Fund L.P. 940 Southwood Blvd. #200 Incline Village, NV 89451	$ 1,700,000	1.14%	52,647	*

AIG/National Union Fire Insurance c/o Froley Revy Investment Company, Inc. 10900 Wilshire Blvd., Suite 900 Los Angeles, CA 90024	$ 390,000	*	12,078	*

Alpine Associates 100 Union Avenue Cresskill, NJ 07626	$ 7,900,000	5.28%	244,657	1.36%

Alpine Partners, L.P. 100 Union Avenue Cresskill, NJ 07626	$ 1,200,000	*	37,163	*

American Samoa Government 357 N. Canon Drive Beverly Hills, CA 90210	$ 36,000	*	1,114	*

Argent LowLev Convertible Arbitrage Fund LLC 500 West Putnam Avenue, 3rd Floor Greenwich, CT 06830-6086	$ 500,000	*	15,484	*

Aristeia International, Limited c/o Aristeia Capital, LLC 383 Fifth Avenue, Fifth Floor New York, NY 10016	$ 4,500,000	3.01%	139,362	*

Aristeia Partners, L.P. c/o Aristeia Capital, LLC 383 Fifth Avenue, Fifth Floor New York, NY 10016	$ 1,750,000	1.17%	54,196	*

Arkansas PERS c/o Froley Revy Investment Company, Inc. 10900 Wilshire Blvd., Suite 900 Los Angeles, CA 90024	$ 525,000	*	16,258	*

Arkansas Teachers Retirement c/o Nicholas Applegate 600 West Broadway San Diego, CA 92101	$ 3,542,000	2.37%	109,693	*

Associated Electric & Gas Insurance Services Limited c/o CALAMOS® Asset Management, Inc. 1111 East Warrenville Road Naperville, Illinois 60563-1493	$ 200,000	*	6,193	*

Bancroft Convertible Fund, Inc. 65 Madison Avenue, Suite 550 Morristown, NJ 07960	$ 1,500,000	1.00%	46,454	*

Bank Austria Cayman Islands LTD. c/o Ramius Capital Group LLC 666 Third Avenue, 26th Floor New York, NY 10017	$ 3,400,000	2.27%	105,295	*

Bankers Trust Company Trustee for Daimler Chrysler Corp. Emp#1 Pension Plan DTD 4/1/89 c/o Palisade Capital Management, LLC 1 Bridge Plaza, Suite 695 Fort Lee, NJ 07024	$ 6,905,000	4.62%	213,843	1.19%

BANKGESELLSCHAFT BERLIN AG c/o BANKGESELLSCHAFT BERLIN 1 Crown Court Cheapside London EC2V 6LR UK	$ 4,000,000	2.68%	123,877	*

Baptist Health of South Florida c/o Nicholas Applegate 600 West Broadway San Diego, CA 92101	$ 474,000	*	14,679	*

Bay County PERS c/o Froley Revy Investment Company, Inc. 10900 Wilshire Blvd., Suite 900 Los Angeles, CA 90024	$ 70,000	*	2,167	*

Boilermakers Blacksmith Pension Trust c/o Froley Revy Investment Company, Inc. 10900 Wilshire Blvd., Suite 900 Los Angeles, CA 90024	$ 675,000	*	20,904	*

Boston Museum of Fine Art c/o Nicholas Applegate 600 West Broadway San Diego, CA 92101	$ 49,000	*	1,517	*

BNP Paripas Equity Strategies SNC c/o BNP Paripas Brokerage Services, Inc. 555 Croton Road, 4th Floor King of Prussia, PA 19406 (6)	$ 2,944,000	1.97%	91,173	*

BP Amoco Corporation Master Trust for Employee Pension Plans c/o Noddings Investments 800 Market Street, Suite 1700 St. Louis, MO 63101	$ 5,600,000	3.75%	173,428	*

BP Amoco PLC Master Trust 357 N. Canon Drive Beverly Hills, CA 90210	$ 1,400,000	*	43,357	*

CALAMOS® Market Neutral Fund - CALAMOS® Investment Trust c/o CALAMOS® Asset Management, Inc. 1111 East Warrenville Road Naperville, IL 60563-1493	$ 8,200,000	5.48%	253,948	1.41%

CFFX LLC c/o Compass Asset Management 30 South Wacker, Suite 2707 Chicago, IL 60606	$ 2,000,000	1.34%	61,938	*

Clinton Multistrategy Master Fund, Ltd. c/o Clinton Group, Inc. Financial Square 32 Old Slip - 5th Floor New York, NY 10005	$ 1,250,000	*	38,711	*

Clinton Riverside Convertible Portfolio Limited c/o Clinton Group, Inc. Financial Square 32 Old Slip - 5th Floor New York, NY 10005	$ 1,750,000	1.17%	54,196	*

Coastal Convertibles Ltd. c/o Harbor Capital Management 2777 Summer Street Stamford, CT 06905	$ 500,000	*	15,484	*

Consulting Group Capital Markets Funds c/o CALAMOS® Asset Management, Inc. 1111 East Warrenville Road Naperville, IL 60563-1493	$ 720,000	*	22,297	*

Convertible Securities Fund c/o Banc of America Capital Management LLC 601 W. Riverside Avenue, Suite 420 Spokane, WA 99201-0621	$ 170,000	*	5,264	*

CooperNeff Convertible Strategies Fund, L.P. c/o BNP Paripas Brokerage Services, Inc. 555 Croton Road, 4th Floor King of Prussia, PA 19406	$ 672,000	*	20,811	*

CSFB Convertible & Quantative Strategies LTD Ugland House, P.O. Box 309 South Church Street, Grand Cayman Cayman Islands, British West Indies	$ 1,000,000	*	30,969	*

Delaware PERS c/o Froley Revy Investment Company, Inc. 10900 Wilshire Blvd., Suite 900 Los Angeles, CA 90024	$ 765,000	*	23,691	*

Ellsworth Convertible Growth and Income Fund, Inc. 65 Madison Avenue, Suite 550 Morristown, NJ 07960	$ 1,500,000	1.00%	46,454	*

Engineers Joint Pension Fund c/o Nicholas Applegate 600 West Broadway San Diego, CA 92101	$ 459,000	*	14,214	*

Enterprise Convertible Securities Fund c/o Nicholas Applegate 600 West Broadway San Diego, CA 92101	$ 154,000	*	4,769	*

Franklin and Marshall College c/o Palisade Capital Management, LLC 1 Bridge Plaza, Suite 695 Fort Lee, NJ 07024	$ 400,000	*	12,387	*

Froley Revy Investment Convertible Security Fund c/o Froley Revy Investment Company, Inc. 10900 Wilshire Blvd., Suite 900 Los Angeles, CA 90024	$ 75,000	*	2,322	*

HFR Zazove Master Fund 940 Southwood Blvd. #200 Incline Village, NV 89451	$ 300,000	*	9,290	*

Highbridge International LLC 9 West 57th Street, 27th Floor New York, NY 10019	$ 14,500,000	9.70%	449,055	2.46%

Hotel Union and Hotel Industry of Hawaii Pension Plan 357 N. Canon Drive Beverly Hills, CA 90210	$ 513,000	*	15,887	*

ICI American Holdings Trust c/o Froley Revy Investment Company, Inc. 10900 Wilshire Blvd., Suite 900 Los Angeles, CA 90024	$ 275,000	*	8,516	*

James Campbell Corporation 357 N. Canon Drive Beverly Hills, CA 90210	$ 395,000	*	12,232	*

Jefferies & Company Inc. 357 N. Canon Drive Beverly Hills, CA 90210	$ 9,000	*	278	*

LDG Limited 48 Par-la-Ville Road, Suite 780 Hamilton, HM 11 Bermuda	$ 200,000	*	6,193	*

Lincoln National Convertible Securities Fund c/o Delaware Investments 1818 Market Street, 13th Floor Philadelphia, PA 19103	$ 1,500,000	1.0%	46,454	*

Lipper Convertibles, L.P. 101 Park Avenue, 6th Floor New York, NY 10178	$ 2,000,000	1.34%	61,938	*

Lipper Offshore Convertibles, L.P. 101 Park Avenue, 6th Floor New York, NY 10178	$ 1,000,000	*	30,969	*

Lumbermens Mutual Casualty c/o Nicholas Applegate 600 West Broadway San Diego, CA 92101	$ 482,000	*	14,927	*

Motion Pictures Industry c/o Nicholas Applegate 600 West Broadway San Diego, CA 92101	$ 531,000	*	16,444	*

Nations Convertible Securities Fund c/o Banc of America Capital Management LLC 601 W. Riverside Avenue, Suite 420 Spokane, WA 99201-0621	$ 5,330,000	3.57%	165,066	*

New York Life Insurance and Annuity Corporation 51 Madison Avenue New York, NY 10010	$ 1,300,000	*	40,260	*

New York Life Insurance Company 51 Madison Avenue New York, NY 10010	$ 11,700,000	7.83%	362,341	2.00%

Nicholas Applegate Convertible Fund c/o Nicholas Applegate 600 West Broadway San Diego, CA 92101	$ 1,312,000	*	40,631	*

Nicholas Applegate Global Holdings c/o Nicholas Applegate 600 West Broadway San Diego, CA 92101	$ 35,000	*	1,083	*

Ondeo Nalco c/o Froley Revy Investment Company, Inc. 10900 Wilshire Blvd., Suite 900 Los Angeles, CA 90024	$ 105,000	*	3,251	*

Onex Industrial Partners Limited c/o Silvercreek Management Inc. 1670 Bayview Avenue, Suite 308 Toronto, Ontario, Canada M4G3C2	$ 2,790,000	1.87%	86,404	*

Pebble Capital Inc. c/o Silvercreek Management Inc. 1670 Bayview Avenue, Suite 308 Toronto, Ontario, Canada M4G3C2	$ 470,000	*	14,555	*

Penn Treaty Network America Insurance Company c/o Palisade Capital Management, LLC 1 Bridge Plaza, Suite 695 Fort Lee, NJ 07024	$ 525,000	*	16,258	*

Physicians Life c/o Nicholas Applegate 600 West Broadway San Diego, CA 92101	$ 181,000	*	5,605	*

Quattro Fund, Ltd. 230 Park Avenue, 7th Floor New York, NY 10169	$ 1,750,000	1.17%	54,196	*

Ramius Capital Group LLC 666 Third Avenue, 26th Floor New York, NY 10017	$ 500,000	*	15,484	*

RCG Latitude Master Fund LTD. c/o Ramius Capital Group LLC 666 Third Avenue, 26th Floor New York, NY 10017	$ 1,000,000	*	30,969	*

RCG Multi Strategy LP c/o Ramius Capital Group LLC 666 Third Avenue, 26th Floor New York, NY 10017	$ 250,000	*	7,742	*

Sage Capital 540 South Osprey Avenue Sarasota, FL 34236	$ 3,500,000	2.34%	108,392	*

Salomon Smith Barney, Inc. 390 Greenwich Street, 3rd Floor - Convertibles New York, NY 10013 (5)	$ 529,000	*	16,382	*

San Diego City Retirement c/o Nicholas Applegate 600 West Broadway San Diego, CA 92101	$ 880,000	*	27,253	*

San Diego County Convertible c/o Nicholas Applegate 600 West Broadway San Diego, CA 92101	$ 1,767,000	1.18%	54,722	*

San Diego County Employees Retirement Association 940 Southwood Blvd. #200 Incline Village, NV 89451	$ 2,300,000	1.54%	71,229	*

Screen Actors Guild c/o Nicholas Applegate 600 West Broadway San Diego, CA 92101	$ 487,000	*	15,082	*

Silvercreek II Limited c/o Silvercreek Management Inc. 1670 Bayview Avenue, Suite 308 Toronto, Ontario, Canada M4G3C2	$ 2,890,000	1.93%	89,501	*

Silvercreek Limited Partnership c/o Silvercreek Management Inc. 1670 Bayview Avenue, Suite 308 Toronto, Ontario, Canada M4G3C2	$ 700,000	*	21,678	*

Starvest Combined Portfolio c/o Froley Revy Investment Company, Inc. 10900 Wilshire Blvd., Suite 900 Los Angeles, CA 90024	$ 425,000	*	13,161	*

State of Oregon - Equity c/o Froley Revy Investment Company, Inc. 10900 Wilshire Blvd., Suite 900 Los Angeles, CA 90024	$ 2,375,000	1.59%	73,552	*

State Street Bank, Custodian for GE Pension Trust c/o Palisade Capital Management, LLC 1 Bridge Plaza, Suite 695 Fort Lee, NJ 07024	$ 3,170,000	2.12%	98,172	*

Syngenta AG c/o Froley Revy Investment Company, Inc. 10900 Wilshire Blvd., Suite 900 Los Angeles, CA 90024	$ 130,000	*	12,078	*

The Estate of James Campbell 357 N. Canon Drive Beverly Hills, CA 90210	$ 305,000	*	9,445	*

TQA Master Fund, Ltd. 405 Lexington Avenue, 45th Floor New York, NY 10174	$ 2,500,000	1.67%	77,423	*

TQA Master Plus Fund, Ltd. 405 Lexington Avenue, 45th Floor New York, NY 10174	$ 2,900,000	1.94%	89,811	*

Viacom Inc. Pension Plan Master Trust 357 N. Canon Drive Beverly Hills, CA 90210	$ 42,000	*	1,300	*

Wake Forest Convertible Arbitrage 600 West Broadway San Diego, CA 92101	$ 410,000	*	12,697	*

Wake Forest University c/o Nicholas Applegate 600 West Broadway San Diego, CA 92101	$ 699,000	*	21,647	*

Writers Guild c/o Nicholas Applegate 600 West Broadway San Diego, CA 92101	$ 288,000	*	8,919	*

Wyoming State Treasurer c/o Nicholas Applegate 600 West Broadway San Diego, CA 92101	$ 979,000	*	30,318	*

Zazove Hedged Convertible Fund L.P. 940 Southwood Blvd. #200 Incline Village, NV 89451	$ 1,700,000	1.14%	52,647	*

ZCM Asset Holding Company (Bermuda) LTD 405 Lexington Avenue, 45th Floor New York, NY 10174	$ 200,000	*	6,193	*

Zeneca Holdings Trust c/o Froley Revy Investment Company, Inc. 10900 Wilshire Blvd., Suite 900 Los Angeles, CA 90024	$ 190,000	*	5,884	*

Zurich Institutional Benchmarks 357 N. Canon Drive Beverly Hills, CA 90210	$ 300,000	*	9,290	*

Zurich Institutional Benchmarks Master Fund L.P. 940 Southwood Blvd. #200 Incline Village, NV 89451	$ 1,000,000	*	30,969	*

Zurich Institutional Benchmarks Master Fund Limited One Chase Manhattan Plaza, 44th Floor New York, NY 10005	$ 200,000	*	6,193	*

Any other holder of notes or future transferee, pledgee, donee or successor of any holder (3)(4)	$ 806,000	*	24,961	*

* Less than 1%.

(1) Assumes conversion of all of the holder's notes at a conversion price of $32.29 per share. However, this conversion rate will be subject to adjustment as described under "Description of Notes - Conversion Rights." As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(2) Calculated based on Rule 13d-3(d)(1)(i) of the Exchange Act using 17,799,002 shares of common stock outstanding as of July 9, 2001. In calculating this amount, we treated as outstanding that number of shares of common stock issuable upon conversion of all of that particular holder's notes. However, we did not assume the conversion of any other holder's notes.

(3) Information about other selling securityholders will be set forth in prospectus supplements, if required.

(4) Assumes that any other holders of notes, or any future transferees, pledgees, donees or successors of or from any such other holders of notes, do not beneficially own any common stock other than the common stock issuable upon conversion of the notes at the initial conversion rate.

(5) Salomon Smith Barney Inc. was the initial purchaser of the notes issued in a private placement by us in July 2001 and may in the future provide to us various investment banking and financial advisory services from time to time.

(6) BNP Paripas Equity Strategies SNC is the beneficial owner of 21 shares of our common stock in addition to the shares being registered hereunder.

        We prepared this table based on the information supplied to us by the selling securityholders named in the table.

        The selling securityholders listed in the above table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their notes since the date on which the information is presented in the above table. Information about the selling securityholders may change over time. Any changed information will be set forth in prospectus supplements.

        Because the selling securityholders may offer all or some of their notes or the underlying common stock from time to time, we cannot estimate the amount of the notes or the underlying common stock that will be held by the selling securityholders upon the termination of any particular offering. See "Plan of Distribution."

PLAN OF DISTRIBUTION

        We will not receive any of the proceeds of the sale of the notes and the underlying common stock offered by this prospectus. The notes and the underlying common stock may be sold from time to time to purchasers:

    directly by the selling securityholders; or
    through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the notes and the underlying common stock.

        The selling securityholders and any such broker-dealers or agents who participate in the distribution of the notes and the underlying common stock may be deemed to be "underwriters." As a result, any profits on the sale of the underlying common stock by selling securityholders and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. If the selling securityholders were deemed to be underwriters, the selling securityholders may be subject to certain statutory liabilities of, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

        If the notes and the underlying common stock are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent's commissions.

        The notes and the underlying common stock may be sold in one or more transactions at:

    fixed prices;
    prevailing market prices at the time of sale;
    varying prices determined at the time of sale; or
    negotiated prices.

        These sales may be effected in transactions:

    on any national securities exchange or quotation service on which the notes and underlying common stock may be listed or quoted at the time of the sale, including the Nasdaq National Market in the case of the common stock;
    in the over-the-counter market;
    in transactions otherwise than on such exchanges or services or in the over-the-counter market; or
    through the writing of options.

        These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

        In connection with the sales of the notes and the underlying common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the notes and the underlying common stock in the course of hedging their positions. The selling securityholders may also sell the notes and the underlying common stock short and deliver notes and the underlying common stock to close out short positions, or loan or pledge notes and the underlying common stock to broker-dealers that in turn may sell the notes and the underlying common stock.

        The selling securityholders also may transfer and donate shares in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling securityholders for purposes of this prospectus.

        To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes and the underlying common stock by the selling securityholders. Selling securityholders may not sell any or all of the notes and the underlying common stock offered by them pursuant to this prospectus. In addition, we cannot assure you that any such selling securityholder will not transfer, devise or gift the notes and the underlying common stock by other means not described in this prospectus.

        Our common stock is quoted on the Nasdaq National Market under the symbol "SCHS." We do not intend to apply for listing of the notes on any securities exchange or for quotation through Nasdaq. The notes initially issued in the private placement are eligible for trading in the PORTAL Market. Notes sold using this prospectus, however, will no longer be eligible for trading in the PORTAL Market. Accordingly, no assurance can be given as to the development of liquidity or any trading market for the notes.

        There can be no assurance that any selling securityholder will sell any or all of the notes or the underlying common stock pursuant to this prospectus. In addition, any notes or underlying common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

        The selling securityholders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the underlying common stock by the selling securityholders and any such other person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the notes and the underlying common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the notes and the underlying common stock and the ability of any person or entity to engage in market-making activities with respect to the notes and the underlying commons stock.

        Pursuant to the registration agreement that has been filed as an exhibit to the registration statement, of which this prospectus is a part, we and the selling securityholders have agreed to indemnify each other against certain liabilities, including certain liabilities under the Securities Act, and that each is entitled to contribution from the others in connection with these liabilities.

        We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the notes and the underlying common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents. We estimate these expenses to be approximately $78,000.

LEGAL MATTERS

        The validity of the notes and shares of common stock issuable upon conversion of the notes offered hereby have been passed upon for us by Godfrey & Kahn, S.C., Milwaukee, Wisconsin.

EXPERTS

        The consolidated financial statements and schedule as of and for the year ended April 28, 2001, incorporated by reference in this prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

        The consolidated financial statements as of April 29, 2000 and for each of the two years ended April 29, 2000 incorporated in this prospectus by reference to the Annual Report on Form 10-K for the fiscal year ended April 28, 2001 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may review the reports and other information we have filed without charge at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies may also be obtained from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates or at the SEC's web site at http://www.sec.gov. For further information on the operation of the public reference rooms, please call 1-800-SEC-0330. You may also review these materials at the regional offices of the SEC at 233 Broadway, New York, New York 10279 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511.

        We have chosen to "incorporate by reference" in this prospectus certain information we file with the SEC. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we include in this prospectus or that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below:

    Our Annual Report on Form 10-K for the year ended April 28, 2001;
    Our Quarterly Report on Form 10-Q for the quarter ended July 28, 2001;
    Our Current Reports on Form 8-K dated July 16, 2001, July 25, 2001 and July 31, 2001; and
    The descriptions of our common stock contained in our registration statement on Form 8-A, and any amendment or report filed for the purpose of updating those descriptions.

        We also incorporate by reference any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the termination of the offering of the notes.

        Information contained on our website will not be deemed to be a part of this prospectus.

        You may request a copy of these filings, in most cases without exhibits, at no cost by writing or telephoning us as follows:

School Specialty, Inc.
W6316 Design Drive
Greenville, Wisconsin 54942
Attention: Karen Riching
Assistant Secretary
(920) 882-5604

$149,500,000

School Specialty, Inc.

6% Convertible Subordinated Notes due 2008

[Graphic Omitted]

Prospectus

October 17, 2001

PART II

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

        The following table sets forth those expenses to be incurred by the Company in connection with the distribution of the securities being registered, other than underwriting discounts and commissions. All of the amounts shown are estimates, except the applicable Securities and Exchange Commission registration fee.

SEC registration fee	$42,700
Printing expenses	1,000
Legal fees	20,000
Accounting fees	10,000
Miscellaneous expenses	4,000

Total	$77,700

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

        Section 180.0851 of the Wisconsin Business Corporation Law (the "WBCL") requires the Company to indemnify a director or officer, to the extent such person is successful on the merits or otherwise in the defense of a proceeding, for all reasonable expenses incurred in the proceeding, if such person was a party to such proceeding because he or she was a director or officer of the Company. In all other cases, Section 180.0851 of the WBCL requires the Company to indemnify a director or officer against liability incurred by such person in a proceeding to which such person was a party because he or she was a director or officer of the Company, unless liability was incurred because he or she breached or failed to perform a duty owed to the Company and such breach or failure to perform constitutes: (i) a willful failure to deal fairly with the Company or its shareholders in connection with a matter in which the director or officer has a material conflict of interest; (ii) a violation of criminal law, unless the director or officer had reasonable cause to believe his or her conduct was unlawful; (iii) a transaction from which the director or officer derived an improper personal profit; or (iv) willful misconduct.

        Section 180.0858 of the WBCL provides that, subject to certain limitations, the mandatory indemnification provisions do not preclude any additional right to indemnification or allowance of expenses that a director or officer may have under the article of incorporation or by-laws of the Company, a written agreement between the director or officer and the Company, or a resolution of the Board of Directors or the shareholders.

        Unless otherwise provided in the Company's articles of incorporation or by-laws, or by written agreement between the director or officer and the Company, an officer or director seeking indemnification is entitled to indemnification if approved in any of the following manners as specified in Section 180.0855 of the WBCL: (i) by majority vote of a disinterested quorum of the board of directors or committee consisting of disinterested directors; (ii) by independent legal counsel chosen by a majority vote of a disinterested quorum of the board of directors or a committee consisting of disinterested directors; (iii) by a panel of three arbitrators (one of which is chosen by disinterested directors as described above); (iv) by the vote of the shareholders; (v) by a court; or (vi) by any other method permitted in Section 180.0858 of the WBCL.

        Reasonable expenses incurred by a director or officer who is a party to a proceeding may be reimbursed by the Company, pursuant to Section 180.0853 of the WBCL, at such time as the director or officer furnishes to the Company written affirmation of his or her good faith that he or she has not breached or failed to perform his or her duties and written confirmation to repay any amounts advanced if it is determined that indemnification by the Company is not required.

        Section 180.0859 of the WBCL provides that it is the public policy of the State of Wisconsin to require or permit indemnification, allowance of expenses or insurance to the extent required or permitted under Sections 180.0850 to 180.0858 of the WBCL for any liability incurred in connection with a proceeding involving a federal or state statute, rule or regulation regulating the offer, sale or purchase of securities.

        Section 180.0857 of the WBCL permits the Company to purchase insurance on behalf of a director or officer of the Company against liability incurred by such person in his or her capacity as a director or officer or arising from his or her status as a director or officer regardless of whether the Company is required or authorized to indemnify or allow expenses to such person against the same liability under Sections 180.0851 to 180.0858 of the WBCL.

        As permitted by Section 180.0858, the Company has adopted indemnification provisions in its by-laws which closely track the statutory indemnification provisions with certain exceptions. In particular, Article VII of the Company's by-laws, among other items, provides (i) that an individual shall be indemnified unless it is proven by a final judicial adjudication that indemnification is prohibited and (ii) payment or reimbursement of expenses, subject to certain limitations, will be mandatory rather than permissive.

        In accordance with Section 180.0857 of the WBCL, Article VII of the Company's by-laws allow the Company to purchase insurance for directors and officers. Through insurance, the officers and directors of the Company are also insured for acts or omissions related to the conduct of their duties. The insurance covers certain liabilities which may arise under the Securities Act of 1933, as amended.

        Under Section 180.0828 of the WBCL, a director of the Company is not personally liable for breach of any duty resulting solely from his or her status as a director, unless it shall be proved that the director's conduct constituted conduct described in the first paragraph of this item.

ITEM 16. EXHIBITS
4.1

Indenture between the Company and BNY Midwest Trust Company, dated as of July 30, 2001, incorporated by reference to exhibit 4.3 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended July 28, 2001.

4.2

Registration Agreement dated as of July 30, 2001 between the Company and Salomon Smith Barney Inc., as representative of the initial purchasers, incorporated by reference to exhibit 4.4 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended July 28, 2001.

5.1	Opinion of Godfrey & Kahn, S.C. *

12.1	Statement Regarding Computation of Ratios of Earnings to Fixed Charges. *

23.1	Consent of Arthur Andersen LLP.

23.2	Consent of PricewaterhouseCoopers LLP.

23.3	Consent of Godfrey & Kahn, S.C. *

24.1	Powers of Attorney. *

25.1	Form of T-1 Statement of Eligibility of the Trustee under the Indenture. *

* Filed on August 30, 2001.

ITEM 17. UNDERTAKINGS

a. The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase and decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

        provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

b. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

c. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the financial adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Greenville, State of Wisconsin, on October 15, 2001.
SCHOOL SPECIALTY, INC.

By:	/s/ Daniel P. Spalding
Daniel P. Spalding,
Chairman of the Board and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed as of October 15, 2001 by the following persons in the capacities indicated:
/s/ Daniel P. Spalding Daniel P. Spalding, Chairman of the Board, Chief Executive Officer and Director	* David J. Vander Zanden, President, Chief Operating Officer and Director

/s/ Mary M. Kabacinski Mary M. Kabacinski, Executive Vice President and Chief Financial Officer (principal financial and accounting officer)	* Rochelle Lamm, Director

* Jonathan J. Ledecky, Director	* Leo C. McKenna, Director

* Jerome M. Pool, Director

*   Executed as of October 15, 2001 pursuant to a power of attorney previously filed.

/s/ Daniel P. Spalding
Daniel P. Spalding, attorney-in-fact

INDEX TO EXHIBITS

Exhibit No.	Document Description

4.1

Indenture between the Company and BNY Midwest Trust Company, dated as of July 30, 2001, incorporated by reference to exhibit 4.3 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended July 28, 2001.

4.2

Registration Agreement dated as of July 30, 2001 between the Company and Salomon Smith Barney Inc., as representative of the initial purchasers, incorporated by reference to exhibit 4.4 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended July 28, 2001.

5.1	Opinion of Godfrey & Kahn, S.C. *

12.1	Statement Regarding Computation of Ratios of Earnings to Fixed Charges. *

23.1	Consent of Arthur Andersen LLP.

23.2	Consent of PricewaterhouseCoopers LLP.

23.3	Consent of Godfrey & Kahn, S.C. *

24.1	Powers of Attorney. *

25.1	Form of T-1 Statement of Eligibility of the Trustee under the Indenture. *

*   Filed on August 30, 2001.